As filed with the Securities and Exchange Commission on September 14, 2004

Registration No. 333-116560

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Amendment No. 1

to

Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT

OF 1933 OF SECURITIES OF UNIT INVESTMENT

TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact name of trust:

EQUITY FOCUS TRUSTS—

TRILOGY ADVISORS BABY BOOM ECONOMY PORTFOLIO,

2004 SERIES B

AND

TRILOGY ADVISORS GLOBAL COMMUNICATIONS PORTFOLIO,

2004 SERIES B

B.  Name of depositor:

CITIGROUP GLOBAL MARKETS INC.

C.  Complete address of depositor’s principal executive offices:

CITIGROUP GLOBAL MARKETS INC.

388 Greenwich Street

New York, New York 10013

D.  Names and complete address of agent for service:

MICHAEL KOCHMANN Citigroup Global Markets Inc. 300 1st Stamford Place Stamford, Connecticut 06902	Copy to: MICHAEL R. ROSELLA, ESQ. Paul, Hastings, Janofsky & Walker LLP 75 East 55th Street New York, New York 10022 (212) 318-6800

E.  Title and amount of securities being registered:

An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.  Approximate date of proposed sale to the public:

As soon as practicable after the effective date of the registration statement.

☒	Check if it is proposed that this filing will become effective immediately upon filing on September 14, 2004 pursuant to Rule 487.

EQUITY FOCUS TRUSTS ________________________________________________________

Baby Boom Economy Portfolio, 2004 Series B

Global Communications Portfolio,
2004 Series B

UNIT INVESTMENT TRUSTS

Equity Focus Trusts—Trilogy Advisors Baby Boom Economy Portfolio, 2004 Series B is a unit investment trust consisting of a fixed portfolio of global equity securities designed to capitalize on the economic impact of the baby boom generation.

Equity Focus Trusts—Trilogy Advisors Global Communications Portfolio, 2004 Series B is a unit investment trust consisting of a fixed portfolio of global equity securities in the communications industry.

The minimum purchase is $250.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated September 14, 2004

Read and retain this Prospectus for future reference

INVESTMENT PRODUCTS: NOT FDIC INSURED; NO BANK GUARANTEE; MAY LOSE MONEY

TRILOGY ADVISORS BABY BOOM ECONOMY PORTFOLIO, 2004 SERIES B

TRILOGY ADVISORS GLOBAL COMMUNICATIONS PORTFOLIO, 2004 SERIES B

INVESTMENT SUMMARY

Use this Investment Summary to help you decide whether one or both of the portfolios comprising the Equity Focus Trusts—Trilogy Advisors Baby Boom Economy Portfolio, 2004 Series B and Trilogy Advisors Global Communications Portfolio, 2004 Series B is right for you. More detailed information can be found later in this prospectus.

Investment Objective

The trusts each seek to provide investors with capital appreciation. Dividend income is not an objective of either portfolio. The trusts’ diversified portfolios of stock are each for growth-oriented investors.

There is no guarantee that the objectives of the trusts will be achieved.

Investment Strategy

Each trust uses a “buy and hold” strategy with a portfolio of stocks, designed to remain fixed over its one-year life. Unlike a mutual fund, the portfolios are not managed; however, a security can be sold under some adverse circumstances.

Portfolio Consultant to the Trusts

The portfolio consultant to the trusts is Trilogy Advisors, LLC, a New York based asset manager. As of September 8, 2004, Trilogy had assets in excess of $5.026 billion under management invested primarily in U.S. and international equities. Trilogy’s founders, William Sterling and Stephen Waite are authors of the book “Boomernomics,” and are authorities on trends involving the baby boom generation and the impact of those trends on industries and companies around the world.

Investment Concept and Selection Process

Baby Boom Economy Portfolio—Trilogy’s investment approach systematically identifies forces of structural change that are transforming global industries. Consistent with the three main themes embodied within “Boomernomics,” the firm believes that demographics, technological innovation and the globalization of industries are powerful forces that are creating significant investment opportunities around the world.

To position their clients to benefit from these forces of structural change, Trilogy’s investment process aims to identify attractively valued companies with leading positions in sectors with outstanding growth potential. These sectors are expected to include financial services, technology, telecommunications, health care and consumer products.

In order to exploit these investment opportunities, Trilogy employs a combination of “top-down” global macroeconomic and risk analysis and “bottom-up” fundamental analysis of individual companies. Trilogy’s macroeconomic and risk analysis focuses on establishing appropriate global sector and regional weightings. Trilogy uses proprietary models and screens based on demographic, economic, and financial market data to generate strategic sector and regional views to gauge the relative attractiveness of equity markets around the world.

Trilogy’s fundamental analysis identifies the strongest companies within the global industries that they identify as long-term winners. The firm uses a combination of qualitative analysis and quantitative valuation models, including discounted cash flow to derive price targets for each of the companies which Trilogy recommends.

The Baby Boom Trust’s portfolio includes 46 common stocks with an emphasis on large and medium capitalization companies.

TRILOGY ADVISORS BABY BOOM ECONOMY PORTFOLIO, 2004 SERIES B

TRILOGY ADVISORS GLOBAL COMMUNICATIONS PORTFOLIO, 2004 SERIES B

INVESTMENT SUMMARY

Global Communications Portfolio—The Global Communications portfolio contains 37 global stocks in the communications industry. The stocks were selected after Trilogy considered:

•	the quality of the common stocks;

•	capitalization of the issuers;

•	the issuer’s earnings and dividend payment records; and

•	the prices of the common stocks.

The screening process included:

•	identifying companies with one-year growth potential;

•	performing a thorough fundamental financial analysis; and

•	evaluating liquidity, market share and timeliness of purchase.

The common stocks chosen for the Global Communications portfolio by the Sponsor based upon the recommendations of Trilogy are considered to be well positioned to benefit from:

•	advances in communications technology;

•	increased demand for communications products and services;

•	global expansion of communications services (especially from privatization of government-owned facilities); and

•	U.S. legislation enabling telephone companies, cable providers and others to offer multi-service packages.

Principal Risk Factors

Unit holders can lose money by investing in either of these trusts. The value of your units may increase or decrease depending on the value of the stocks which make up each portfolio. In addition, the amount of dividends you receive depends on each particular issuer’s dividend policy, the financial condition of the companies and general economic conditions.

Each portfolio consists primarily of common stocks of domestic and foreign issuers. If you invest in the trust, you should understand the potential risks associated with common stocks:

•	The financial condition of the issuer may worsen.

•	The stock market is subject to volatile increases or decreases in value as market confidence in and perceptions of issuers change.

•	The rate of the dividends previously paid may be reduced or even eliminated.

In addition, the Global Communications portfolio’s holdings are concentrated in a single, specific industry or service sector, namely the communications sector. A trust is considered to be “concentrated” in a particular industry or sector when the securities in a particular industry or sector constitute 25% or more of the total asset value of the portfolio. Compared to the broad market, an individual sector may be more strongly affected by:

•	Highly competitive pressures on rates that can be charged and pricing.

•	Heavy proportionate spending on research and development.

•	Changes in the interest rates and general economic conditions.

•	Changes in the market prices of particular dominant stocks within the sector.

•	Changes in government regulations.

TRILOGY ADVISORS BABY BOOM ECONOMY PORTFOLIO, 2004 SERIES B

TRILOGY ADVISORS GLOBAL COMMUNICATIONS PORTFOLIO, 2004 SERIES B

INVESTMENT SUMMARY

•	Rapid obsolescence of products and/or services due to scientific advances.

•	Changing domestic and international demand for a particular product (i.e. technology products and services).

Since both portfolios’ holdings include foreign issuers, the trust may be more strongly affected by the risks of investing in foreign securities, which include:

•	The value of the U.S. dollar relative to the foreign currencies.

•	Future political and economic developments.

•	Possible withholding taxes.

•	Differing accounting practices.

A unit investment trust is not actively managed and the trust will not sell securities in response to ordinary market fluctuations. Instead, securities will not usually be sold until a trust terminates, which could mean that the sale price of the trust securities may not be the highest price at which these securities traded during the life of that trust. Also, this means that securities may remain in a trust even though they no longer meet the criteria of that trust’s investment strategy.

Public Offering Price

On the first day units are made available to the public, the Public Offering Price will be approximately $1.00 per unit, with a minimum purchase of $250. This price is based on the net asset value of a trust plus the up-front sales charge. Beginning on the Date of Deposit, the Trustee will calculate the Public Offering Price of units by using the closing sales prices of the securities in a particular portfolio. The Public Offering Price will change daily because prices of the underlying stocks will fluctuate.

The Public Offering Price per unit will be calculated by:

•	Adding the combined market value of the underlying stocks to any cash held to purchase securities.

•	Dividing that sum by the number of units outstanding.

•	Adding an initial sales charge.

In addition, during the initial public offering period, a per unit amount sufficient to reimburse the Sponsor for organization costs is added to the Public Offering Price. After the initial public offering period, the repurchase and cash redemption price of units will be reduced to reflect the estimated cost of liquidating securities to meet redemptions.

Market for Units

The Sponsor intends to repurchase units at a price based on their net asset value. If the Sponsor decides to discontinue the policy of repurchasing units, you can redeem units through the Trustee, at a price determined by using the same formula.

Rollover Option and Termination

When a trust is about to terminate, you may have the option to rollover your proceeds into a future series, if one is available. The initial sales charge will be waived if you decide to rollover; however, you will be subject to the subsequent series’ deferred sales charge. If you decide not to rollover your proceeds into the next series, you will receive a cash distribution (or, if you choose, an in kind

TRILOGY ADVISORS BABY BOOM ECONOMY PORTFOLIO, 2004 SERIES B

TRILOGY ADVISORS GLOBAL COMMUNICATIONS PORTFOLIO, 2004 SERIES B

INVESTMENT SUMMARY

distribution) after the trust terminates. You will pay your share of expenses associated with a rollover or termination, including brokerage commissions on the sale of securities.

Taxation

In general, dividends of a trust will be taxed as dividend income, which under legislation that took effect in 2003 may be taxed at a lower rate of a maximum of 15% for individuals if certain holding periods are met, whether received in cash or reinvested in additional units.

An exchange of units in one series for units in another series will be treated as a sale of units and any gain realized on the exchange, notwithstanding reinvestment, may be subject to federal, state and local income tax.

If you are an individual and have held your units (and the trust has held the securities) for more than 12 months, you may be entitled to a 15% maximum federal income tax rate on capital gains, if any, from the sale of your units.

If you are a foreign investor, you should be aware that distributions from a trust will generally be subject to information reporting and withholding taxes, including any income from that trust that is reinvested in additional units.

TRILOGY ADVISORS BABY BOOM ECONOMY PORTFOLIO, 2004 SERIES B

FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses

	As a % of Public Offering Price	Amounts per 1,000 Units
Initial Sales Charge Imposed on Purchase (as a percentage of offering price)	1.00%*	$10.00
Maximum Deferred Sales Charge	1.40%**	$14.00
Creation and Development Fee	0.35%***	$ 3.50

Total Sales Charge (including Creation and Development Fee)	2.75%	$27.50

Reimbursement to Sponsor for Estimated Organization Costs	.197%	$ 1.98

Estimated Cost of Liquidation Securities to Meet Redemptions	.193%	$ 1.93

Estimated Annual Trust Operating Expenses (as a percentage of average net assets)
	As a % of Net Assets	Amounts per 1,000 Units
Trustee’s Fee	.090%	$ 0.88
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.061%	$ 0.60
Other Operating Expenses	.211%****	$ 2.06

Total	.362%	$ 3.54

Example		Cumulative Expenses and Charges Paid for Period:
		1 year
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .362% and a 5% annual return on the investment throughout the period		$351

The example also assumes reinvestment of all dividends and distributions. The example should not be considered a representation of past or future expenses or annual rate of return. The actual expenses and annual rate of return may be higher or lower.

*	The Initial Sales Charge may be above or below 1.00%, but in no event will the combined initial sales charge and deferred sales charge exceed 2.40% of your initial investment. See Public Sale of Units—Public Offering Price for further detail on how the sales charges are calculated.
**	The actual fee is $3.50 per payment per 1,000 Units, irrespective of the purchase or redemption price, paid on each of the four Deferred Sales Charge Payment Dates. If the Unit price exceeds $1.00 per Unit, the deferred sales charge will be less than 1.40%; if the Unit price is less than $1.00 per Unit, the deferred sales charge will exceed 1.40%.
***	The Creation and Development Fee compensates the Sponsor for the creation and development of the Trust and has been historically included in the sales charge. The actual fee is $3.50 per 1,000 Units payable as of the close of the initial public offering period, which is expected to be 90 days from the Initial Date of Deposit. If the Unit price exceeds $1.00 per Unit, the Creation and Development Fee will be less than .35%; if the Unit price is less than $1.00 per Unit, the Creation and Development Fee will exceed .35%.
****	Includes licensing fees paid to the Portfolio Consultant to cover a license to use its name and research.

TRILOGY ADVISORS GLOBAL COMMUNICATIONS PORTFOLIO, 2004 SERIES B

FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses
	As a % of Public Offering Price	Amounts per 1,000 Units
Initial Sales Charge Imposed on Purchase (as a percentage of offering price)	1.00%*	$10.00
Maximum Deferred Sales Charge	1.40%**	$14.00
Creation and Development Fee	0.35%***	$ 3.50

Total Sales Charge (including Creation and Development Fee)	2.75%	$27.50

Reimbursement to Sponsor for Estimated Organization Costs	.149%	$ 1.49

Estimated Cost of Liquidation Securities to Meet Redemptions	.219%	$ 2.19

Estimated Annual Trust Operating Expenses (as a percentage of average net assets)
	As a % of Net Assets	Amounts per 1,000 Units
Trustee’s Fee	.090%	$ 0.88
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.062%	$ 0.60
Other Operating Expenses	.258%****	$ 2.51

Total	.410%	$ 3.99

Example	Cumulative Expenses and Charges Paid for Period:
1 year
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .410% and a 5% annual return on the investment throughout the period	$346

The example also assumes reinvestment of all dividends and distributions. The example should not be considered a representation of past or future expenses or annual rate of return. The actual expenses and annual rate of return may be higher or lower.

*	The Initial Sales Charge may be above or below 1.00%, but in no event will the combined initial sales charge and deferred sales charge exceed 2.40% of your initial investment. See Public Sale of Units—Public Offering Price for further detail on how the sales charges are calculated.
**	The actual fee is $3.50 per payment per 1,000 Units, irrespective of the purchase or redemption price, paid on each of the four Deferred Sales Charge Payment Dates. If the Unit price exceeds $1.00 per Unit, the deferred sales charge will be less than 1.40%; if the Unit price is less than $1.00 per Unit, the deferred sales charge will exceed 1.40%.
***	The Creation and Development Fee compensates the Sponsor for the creation and development of the Trust and has been historically included in the sales charge. The actual fee is $3.50 per 1,000 Units payable as of the close of the initial public offering period, which is expected to be 90 days from the Initial Date of Deposit. If the Unit price exceeds $1.00 per Unit, the Creation and Development Fee will be less than .35%; if the Unit price is less than $1.00 per Unit, the Creation and Development Fee will exceed .35%.
****	Includes licensing fees paid to the Portfolio Consultant to cover a license to use its name and research.

TRILOGY ADVISORS BABY BOOM ECONOMY PORTFOLIO, 2004 SERIES B

TRILOGY ADVISORS GLOBAL COMMUNICATIONS PORTFOLIO, 2004 SERIES B

SUMMARY OF ESSENTIAL INFORMATION

AS OF SEPTEMBER 13, 2004†

Sponsor

Citigroup Global Markets Inc.

Trustee and Distribution Agent

The Bank of New York

Portfolio Consultant

Trilogy Advisors, LLC

Deferred Sales Charge Payment Dates

The first day of each month commencing May 1, 2005, through August 1, 2005.

Sales Charge

The maximum sales charge (not including the Creation and Development Fee) is 2.40% and consists of an initial sales charge and a deferred sales charge. The initial sales charge is the difference between this maximum sales charge of 2.40% and the total deferred sales charge of $14.00 per 1,000 Units. On the Initial Date of Deposit, the initial sales charge is 1.00% of the Public Offering Price. The initial sales charge is paid directly from the amount invested. The deferred sales charge is paid through a reduction of the net asset value of a Trust by $3.50 per 1,000 Units on each of the four Deferred Sales Charge Payment Dates. Upon a repurchase, redemption or exchange of Units before the final Deferred Sales Charge Payment Date, any remaining deferred sales charge payments will be deducted from the proceeds.

Termination Date

October 17, 2005, or at any earlier time by the Sponsor with the consent of Holders of 51% of the Units then outstanding.

Rollover Notification Date

October 14, 2005, or another date as determined by the Sponsor.

Distributions

Distributions of income, if any, will be made on the Distribution Day in any quarter to Holders of record on the corresponding Record Day. Distributions will be paid in cash unless a Holder elects to reinvest his or her distribution in additional Units of a Trust. A final distribution will be made upon termination of a Trust.

Record Day

February 10, 2005.

Distribution Day

February 25, 2005, and upon termination and liquidation of a Trust.

Evaluation Time

4:00 p.m. Eastern time (or earlier close of the New York Stock Exchange).

Minimum Value of Trust

The Trust Indenture may be terminated if the net value of a Trust is less than 40% of the aggregate net asset value of that Trust at the completion of the initial public offering period.

Trustee’s Annual Fee

$.88 per 1,000 Units.

Sponsor’s Annual Fee

Maximum of $.60 per 1,000 Units.

†	The Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Indenture between the Sponsor and the Trustee was signed and the deposit with the Trustee was made.

TRILOGY ADVISORS BABY BOOM ECONOMY PORTFOLIO, 2004 SERIES B

TRILOGY ADVISORS GLOBAL COMMUNICATIONS PORTFOLIO, 2004 SERIES B

SUMMARY OF ESSENTIAL INFORMATION

AS OF SEPTEMBER 13, 2004

	Baby Boom Portfolio	Global Communications Portfolio
Portfolio
Number of issuers of common stock	46	37
Number of different industry groups	19	8
Number of non-U.S. issuers	21	15
Baby Boom Portfolio contains issuers incorporated in the following countries:

Australia, 1 (1.99%); Bermuda, 1 (2.03%); France, 1 (1.95%); Germany, 2 (4.55%); Guernsey, 1 (1.98%); Japan, 2 (4.98%); Mexico, 1 (1.47%); Netherlands, 2 (3.94%); Singapore, 1 (1.98%); South Africa, 1 (1.99%); South Korea, 2 (5.35%); Switzerland, 2 (3.93%); Taiwan, 1 (1.99%); United Kingdom, 3 (7.77%); and United States, 25 (54.10%).

Global Communications Portfolio contains issuers incorporated in the following countries:

Canada, 1 (4.04%); Cayman Islands, 1 (1.40%); Germany, 1 (5.06%); Japan, 1 (5.03%); Netherlands, 3 (6.14%); Norway, 1 (3.63%); Singapore, 1 (2.31%); South Africa, 1 (3.02%); South Korea, 1 (2.54%); Switzerland, 2 (3.61%); Taiwan, 1 (3.38%); United Kingdom, 1 (6.10%); and United States, 22 (53.74%).

Number of American and/or Global Depository Receipts and/or Shares	14	6
Percentage of American and/or Global Depository Receipts and/or Shares	31.99%	21.69%
Initial Number of Units	250,000	250,000
Fractional Undivided Interest in Trust Represented by Each Unit	1/250,000	1/250,000

Public Offering Price per 1,000 Units
Aggregate Value of Securities in Trust (net of estimated organization costs)	$248,199	$247,302

Divided by Number of Units of Trust (times 1,000)	$992.80	$989.21
Plus Initial Sales Charge of 1.00% of Public Offering Price (1.010% of the net amount invested in Securities)	$10.03	$9.99

Public Offering Price	$1,002.83	$999.20
Plus Estimated Organization Costs	$1.98	$1.49
Plus the amount in the Income and Capital Accounts	$0	$0

Total	$1,004.81	$1,000.69

Sponsor’s Repurchase Price and Redemption Price per 1,000 Units (based on value of underlying Securities)	$980.78	$976.70
Sponsor’s Profit (Loss) on Deposit	$(326)	$(955)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sponsor, Trustee and Unit Holders of Equity Focus Trusts—Trilogy Advisors Baby Boom Economy Portfolio, 2004 Series B and Trilogy Advisors Global Communications Portfolio, 2004 Series B:

We have audited the accompanying statements of financial condition, including the portfolios, of Equity Focus Trusts—Trilogy Advisors Baby Boom Economy Portfolio, 2004 Series B and Trilogy Advisors Global Communications Portfolio, 2004 Series B, as of September 13, 2004. These financial statements are the responsibility of the Sponsor (see note 1 to the statements of financial condition). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on September 13, 2004 and other appropriate auditing procedures for the purchase of securities, as shown in the statements of financial condition and portfolios. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Equity Focus Trusts—Trilogy Advisors Baby Boom Economy Portfolio, 2004 Series B and Trilogy Advisors Global Communications Portfolio, 2004 Series B, as of September 13, 2004, in conformity with U.S. generally accepted accounting principles.

New York, New York

September 13, 2004

TRILOGY ADVISORS BABY BOOM ECONOMY PORTFOLIO, 2004 SERIES B

TRILOGY ADVISORS GLOBAL COMMUNICATIONS PORTFOLIO, 2004 SERIES B

Statements of Financial Condition as of Initial Date of Deposit, September 13, 2004

	Baby Boom Portfolio	Global Communications Portfolio
TRUST PROPERTY(1)
Investment in Securities:
Contracts to purchase Securities(2)	$248,694	$247,675

Total	$248,694	$247,675

LIABILITIES(1)
Reimbursement to Sponsor for Organization Costs(3)	$495	$373
Deferred Sales Charge(4)	3,500	3,500

Total	3,995	3,873

INTEREST OF UNITHOLDERS
250,000 Units of fractional undivided interest outstanding for each respective trust:
Cost to investors(5)	251,200	250,173
Less: Gross underwriting commissions(6)	6,006	5,998
Less: Reimbursement to Sponsor for Organization Costs(3)	495	373

Net amount applicable to investors(7)	244,699	243,802

Total	$248,694	$247,675

(1)	The Trustee has custody of and responsibility for all accounting and financial books and records of each of the Trusts. The Sponsor is responsible for preparation of the financial statements in accordance with U.S. generally accepted accounting principles based upon the books and records provided by the Trustee. The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.
(2)	Aggregate cost to each Trust of the Securities listed under Portfolio of the Trust, on the Initial Date of Deposit, is determined by the Trustee on the basis set forth in footnote 3 to the Portfolios. See also the columns headed Market Value of Securities. An irrevocable letter of credit in the total amount of $500,000 has been deposited with the Trustee for the purchase of Securities. The letter of credit was issued by Svenska Handelsbanken.
(3)	A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $1.98 per 1,000 Units for the Baby Boom Portfolio and $1.49 per 1,000 Units for the Global Communications Portfolio. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of a Trust.
(4)	A deferred sales charge of $14.00 per 1,000 Units is payable in four payments of $3.50 per 1,000 Units. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsor will be satisfied. If Units are redeemed prior to August 1, 2005, the remaining portion of the deferred sales charge applicable to such Units will be transferred to such account on the redemption date.
(5)	The cost to investors represents the public offering price (computed on the basis set forth under Public Sale of Units—Public Offering Price) plus estimated organization costs.
(6)	Assumes a maximum aggregate sales charge of 2.40% of the Public Offering Price (2.459% of the net amount invested), although due to fluctuations in the value of the Securities, the total maximum sales charge may be more than 2.40% of the Public Offering Price.
(7)	A Creation and Development Fee in the amount of $3.50 per 1,000 Units is payable by a Trust on behalf of the Holders out of the net asset value of that Trust as of the close of the initial offering period. This Creation and Development Fee may be more than .35% of the Public Offering Price due to fluctuations in the value of the Securities. If Units are redeemed prior to the close of the initial public offering period, the Creation and Development Fee will not be deducted from the proceeds.

PORTFOLIO OF EQUITY FOCUS TRUSTS—TRILOGY ADVISORS

BABY BOOM ECONOMY PORTFOLIO, 2004 SERIES B ON THE

INITIAL DATE OF DEPOSIT, SEPTEMBER 13, 2004

Securities(1)	Stock Symbol	Number of Shares(2)	Percentage of Portfolio	Market Value of Securities(3)
Automobiles & Components
Hyundai Motor Co. GDR	HYUA LI	210	1.98%	$4,925

			1.98%

Banks
Sovereign Bancorp	SOV	170	1.53%	3,796
Sumitomo Mitsui Fin. ADR	SMFJY	1,260	2.99	7,434

			4.52%

Capital Goods
Gen’l. Electric	GE	220	2.99%	7,425

			2.99%

Consumer Durables & Apparel
Koninklijke Philips Electronics	PHG	200	1.96%	4,884

			1.96%

Diversified Financials
Credit Suisse Group ADS	CSR	150	1.94%	4,835
UBS AG	UBS	70	1.99	4,953

			3.93%

Food & Staples Retailing
Seven-Eleven Japan ADR	SVELY	170	1.99%	4,956
Tesco PLC-Sponsored ADR	TSCDY	420	2.50	6,216

			4.49%

Food Beverage & Tobacco
Altria Group	MO	80	1.57%	3,907

			1.57%

HealthCare Equipment & Services
Guidant Corp.	GDT	90	2.23%	5,546
Medtronic Inc.	MDT	130	2.59	6,430
Smith & Nephew plc ADS	SNN	150	2.76	6,852
Zimmer Holdings	ZMH	60	1.86	4,629

			9.44%

PORTFOLIO OF EQUITY FOCUS TRUSTS—TRILOGY ADVISORS

BABY BOOM ECONOMY PORTFOLIO, 2004 SERIES B ON THE

INITIAL DATE OF DEPOSIT, SEPTEMBER 13, 2004

Securities(1)	Stock Symbol	Number of Shares(2)	Percentage of Portfolio	Market Value of Securities(3)
Insurance
Amer. Int’l. Group	AIG	90	2.57%	$6,406
Everest Re Group	RE	70	2.03	5,037
St. Paul Travelers Cos. Inc.	STA	150	2.05	5,093

			6.65%

Materials
Harmony Gold Mining ADR	HMY	400	1.99%	4,960
Newmont Mining	NEM	170	2.97	7,378

			4.96%

Media
Clear Channel Communications	CCU	150	2.00%	4,979
Comcast Cl. ‘A’	CMCSA	220	2.49	6,186
Liberty Media ‘A’	L	710	2.48	6,163
XM Satellite Radio ‘A’	XMSR	130	1.54	3,826

			8.51%

Pharmaceuticals & Biotechnology
Altana AG ADS	AAA	90	2.03%	5,048
Medimmune Inc.	MEDI	300	2.94	7,308
Protein Design Labs	PDLI	120	0.96	2,386
Sanofi-Synthelabo ADS	SNY	140	1.95	4,859
Wyeth	WYE	130	2.02	5,031

			9.90%

Retailing
InterActiveCorp	IACI	280	2.46%	6,119

			2.46%

Semiconductors & Semiconductor Equipment
Analog Devices	ADI	130	1.98%	4,921
Samsung Electronics-GDR	SMSN LI	40	3.37	8,380
STMicroelectronics N.V.	STM	270	1.98	4,917
Taiwan Semiconductor Mfg. ADS	TSM	650	1.99	4,953

			9.32%

PORTFOLIO OF EQUITY FOCUS TRUSTS—TRILOGY ADVISORS

BABY BOOM ECONOMY PORTFOLIO, 2004 SERIES B ON THE

INITIAL DATE OF DEPOSIT, SEPTEMBER 13, 2004

Securities(1)	Stock Symbol	Number of Shares(2)	Percentage of Portfolio	Market Value of Securities(3)
Software & Services
Amdocs Ltd.	DOX	220	1.98%	$4,932
Microsoft Corp.	MSFT	270	2.97	7,385
Oracle Corp.	ORCL	470	2.01	4,991
Unisys Corp.	UIS	480	1.97	4,910

			8.93%

Technology Hardware & Equipment
Flextronics Int’l.	FLEX	370	1.98%	4,921
Symbol Technologies	SBL	360	1.96	4,885

			3.94%

Telecommunication Services
America Movil SA de CV ADR	AMX	100	1.47%	3,675
Deutsche Telekom ADS	DT	350	2.52	6,265
Nextel Communications ‘A’	NXTL	200	1.96	4,868
Vodafone Group ADR	VOD	260	2.51	6,232

			8.46%

Transportation
AMR Corp.	AMR	510	2.00%	4,973
Qantas Airways Limited	QAN AU	2,080	1.99	4,944

			3.99%

Utilities

AES Corp.	AES	500	2.00%	4,975

			2.00%

			100.00%	$248,694

The Notes following the Portfolios are an integral part of each Portfolio.

PORTFOLIO OF EQUITY FOCUS TRUSTS—TRILOGY ADVISORS GLOBAL COMMUNICATIONS PORTFOLIO, 2004 SERIES B ON THE INITIAL DATE OF DEPOSIT, SEPTEMBER 13, 2004

Securities(1)	Stock Symbol	Number of Shares(2)	Percentage of Portfolio	Market Value of Securities(3)
Commercial Services & Supplies
ChoicePoint Inc.	CPS	50	0.88%	$2,186

			0.88%

Consumer Durables & Apparel
Philips Electronics	PHG	260	2.56%	6,349

			2.56%

Media
Comcast Corp. New CLA (AT&T)	CMCSA	350	3.97%	9,842
Liberty Media	LBTYA	290	3.94	9,747
VNU N.V. ADR	VNUVY	170	1.89	4,692

			9.80%

Retailing
InterActiveCorp	IACI	300	2.65%	6,557

			2.65%

Semiconductors & Semiconductor Equipment
ASM Pacific Technology	522 HK	1,000	1.40%	3,475
FormFactor Inc.	FORM	320	2.53	6,266
Freescale Semiconductor Inc.	FSL	390	2.40	5,948
Integrated Circuit Systems	ICST	260	2.44	6,045
International Rectifier Corp.	IRF	190	2.72	6,732
Samsung Electronics GDR	SMSN LI	30	2.54	6,285
STMicroelectronics N.V.	STM	230	1.69	4,188
Taiwan Semiconductor Mfg. ADS	TSM	1,100	3.38	8,382

			19.10%

PORTFOLIO OF EQUITY FOCUS TRUSTS—TRILOGY ADVISORS GLOBAL COMMUNICATIONS PORTFOLIO, 2004 SERIES B ON THE INITIAL DATE OF DEPOSIT, SEPTEMBER 13, 2004

Securities(1)	Stock Symbol	Number of Shares(2)	Percentage of Portfolio	Market Value of Securities(3)
Software & Services
Computer Associates Int’l.	CA	250	2.55%	$6,320
Intuit Inc.	INTU	110	1.98	4,894
Microsoft Corp.	MSFT	330	3.64	9,026
Oracle Corp.	ORCL	450	1.93	4,779
Peoplesoft Inc.	PSFT	180	1.44	3,559
Synopsys Inc.	SNPS	240	1.63	4,039
Unisys Corp.	UIS	600	2.48	6,138
Veritas Software Corp.	VRTS	140	1.04	2,570

			16.69%

Technology Hardware & Equipment
Cisco Systems	CSCO	300	2.45%	6,078
Dell Computer Corp.	DELL	160	2.34	5,789
Flextronics International Ltd.	FLEX	430	2.31	5,719
Leica Geo Systems	LGSN SW	10	0.89	2,196
Logitech International ADR	LOGI	140	2.72	6,730
Storage Technology Corporation	STK	230	2.32	5,745
Symbol Technologies	SBL	760	4.16	10,313
Tandberg ASA	TAA NO	1,000	3.63	8,986
Tektronix Inc.	TEK	180	2.23	5,526

			23.05%

Telecommunication Services
BCE Inc.	BCE	460	4.04%	10,014
Deutsche Telekom AG ADS	DT	700	5.06	12,530
MTN Group Ltd.	MTN SJ	1,690	3.02	7,479
NTT Docomo Inc.	DCM	660	5.03	12,448
Time Warner Telecom Inc.	TWTC	1,040	2.02	5,002
Vodafone Group ADR	VOD	630	6.10	15,101

			25.27%

			100.00%	$247,675

The Notes following the Portfolios are an integral part of each Portfolio.

Notes to Portfolios of Securities

(1)	All Securities are represented entirely by contracts to purchase Securities, which were entered into by the Sponsor on September 13, 2004. All contracts for domestic Securities are expected to be settled by the initial settlement date for the purchase of Units.

(2)	Per 250,000 Units.

(3)	Valuation of Securities by the Trustee was made using the market value per share as of the Evaluation Time on September 13, 2004. Subsequent to the Initial Date of Deposit, Securities are valued, for Securities quoted on a national securities exchange, at the closing sale prices, or if no price exists, at the mean between the closing bid and offer prices, or for Securities not so quoted, at the mean between bid and offer prices on the over-the-counter market. See Redemption—Computation of Redemption Price Per Unit.

The following information is unaudited:

Citigroup Global Markets Inc., including its parent, subsidiaries and/or affiliates, usually maintains a market in the securities of certain of the companies in the portfolios of the Trusts. During the last twelve months, Citigroup Global Markets Inc., including its parent, subsidiaries and/or affiliates, has acted as underwriter, manager or co-manager of a public offering of the securities of, or provided investment banking service to, certain of the companies or their affiliates in the portfolios of the Trusts. The Sponsor and its affiliates, including Citigroup Inc., provide a vast array of financial services in addition to investment banking., including among others corporate banking, to a large number of corporations globally. A unit holder should know that the Sponsor or its affiliates receive compensation for those services from corporations in the portfolios of the Trusts. In addition, investment analysts and other employees of Trilogy Advisors, LLC, including its subsidiaries and/or affiliates, recommending and selecting the portfolios may have a position in securities or options of any of the companies included in the Trusts.

DESCRIPTION OF THE TRUSTS

Objective of the Trusts

The objective of Equity Focus Trusts—Trilogy Advisors Baby Boom Economy Portfolio, 2004 Series B (the “Baby Boom Portfolio”) and Trilogy Advisors Global Communications Portfolio, 2004 Series B (the “Global Communications Portfolio”) is to provide investors with the possibility of capital appreciation through a convenient and cost-effective investment in a fixed portfolio consisting of shares of common stock and similar securities (the “Securities”) selected by the Sponsor for the Baby Boom and Global Communications Portfolios based upon the recommendations of the Portfolio Consultant. The Baby Boom Portfolio and the Global Communications Portfolio are collectively referred to herein as the “Trusts” or as the “Portfolios”. The Sponsor has selected for the Portfolios stocks that it considers to have the potential for capital appreciation over a period of one year relative to risks and opportunities. The payment of dividends is not a primary objective of either of the Portfolios.

Achievement of each of the Trusts’ objective is dependent upon several factors including the financial condition of the issuers of the Securities and any appreciation of the Securities. Furthermore, because of various factors, including without limitation, Trust sales charges and expenses, unequal weightings of stocks, brokerage costs and any delays in purchasing securities with cash deposited, investors in the Trusts may not realize as high a total return as the theoretical performance of the underlying stocks in their respective Portfolios.

Structure and Offering

This Series of Equity Focus Trusts consists of two separate “unit investment trusts.” Each Trust was created under New York law by a Trust Indenture (the “Indenture”) between the Sponsor and the Trustee. To the extent references in this Prospectus are to articles and sections of the Indenture, which is incorporated by reference into this Prospectus, the statements made herein are qualified in their entirety by such reference. On the date of this Prospectus, each unit of a Trust (a “Unit”) represented a fractional undivided interest, as set forth under the Summary of Essential Information, in the Securities listed under the respective Trust’s Portfolio. Additional Units of a Trust will be issued in the amount required to satisfy purchase orders by depositing in such Trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities together with irrevocable letters of credit, or additional Securities (“Additional Securities”). On each settlement date (estimated to be three business days after the applicable date on which Securities were deposited in a Trust), the Units will be released for delivery to investors and the deposited Securities will be delivered to the Trustee. As additional Units are issued by the Trusts as a result of the deposit of cash (or a letter of credit in lieu of cash) with instructions to purchase Additional Securities, the aggregate value of the Securities in the Trusts will be increased and the fractional undivided interest in the Trusts represented by each Unit will be decreased. There is no limit on the time period during which the Sponsor may continue to make additional deposits of Securities into the Trusts.

During the 90-day period following the Initial Date of Deposit, additional deposits of cash or Securities in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the original proportionate relationship among the number of shares of each Security in the Portfolio of each particular Trust. The proportionate relationship among the Securities in each of the Trusts will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trusts but which does not affect that Trust’s percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the

Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities. Replacement Securities may be acquired under specified conditions when Securities originally deposited are unavailable (see Administration of the Trusts—Trust Supervision). Units may be continuously offered to the public by means of this Prospectus (see Public Sale of Units–Public Distribution) resulting in a potential increase in the number of Units outstanding. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the proportionate relationship among the number of shares of each of the Securities comprising both of the Portfolios of the Trusts at the end of the initial 90-day period.

The Public Offering Price of Units prior to the Evaluation Time specified in the Summary of Essential Information on any day will be based on the aggregate value of the Securities in a Trust on that day at the Evaluation Time, plus a sales charge. The Public Offering Price for each of the Trusts will thus vary in the future from the amount set forth in the Summary of Essential Information. See Public Sale of Units-Public Offering Price for a complete description of the pricing of Units.

The Sponsor will execute orders to purchase in the order it determines, in good faith, that they are received. However, indications of interest received prior to the effectiveness of the registration of the Trusts which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received. Further, orders from such indications of interest that are made pursuant to the exchange privilege (see Exchange and Rollover Privileges herein) will be accepted before any other orders for Units. Units will be sold to investors at the Public Offering Price next computed after receipt of the investor’s order to purchase Units. The Sponsor reserves the right to accept or reject any purchase order in whole or in part.

The holders of Units (“Holders”) of the Trusts meeting certain requirements will have the right to have their Units redeemed for the Securities underlying the Units (see Redemption). If any Units are redeemed, the aggregate value of Securities in the Trusts will be reduced and the fractional undivided interest in such Trust represented by each remaining Unit will be increased. Units of each of the Trusts will remain outstanding until redeemed upon request to the Trustee by any Holder (which may include the Sponsor), or termination of the Indenture (see Administration of the Trusts—Amendment and Termination).

The Portfolios

The Securities in both of the Portfolios have been purchased by the Trusts based upon the recommendations of the Portfolio Consultant, Trilogy Advisors, LLC.

Baby Boom Portfolio — Trilogy’s investment approach systematically identifies forces of structural change that are transforming global industries. Consistent with the three main themes embodied within “Boomernomics,” the firm believes that demographics, technological innovation and the globalization of industries are powerful forces that are creating significant investment opportunities around the world.

To position our clients to benefit from these forces of structural change, Trilogy’s investment process aims to identify attractively valued companies with leading positions in sectors with outstanding growth potential. These sectors are expected to include financial services, technology, telecommunications, health care and consumer products.

In order to exploit these investment opportunities, Trilogy employs a combination of “top-down” global macroeconomic and risk analysis and “bottom-up” fundamental analysis of individual companies. Trilogy’s macroeconomic and risk analysis focuses on establishing appropriate global sector and regional weightings. Trilogy uses proprietary models and screens based on demographic, economic, and financial market data to generate strategic sector and regional views to gauge the relative attractiveness of equity markets around the world.

Trilogy’s fundamental analysis identifies the strongest companies within the global industries that they identify as long-term winners. The firm uses a combination of qualitative analysis and quantitative valuation models, including discounted cash flow to derive price targets for each of the companies which Trilogy recommends.

The Baby Boom Portfolio includes 46 common stocks with an emphasis on large and medium capitalization companies.

Global Communications Portfolio—The Global Communications Portfolio contains 37 global stocks in the communications industry. The stocks were selected after Trilogy considered:

•	the quality of the common stocks;

•	capitalization of the issuers;

•	the issuer’s earnings and dividend payment records; and

•	the prices of the common stocks.

The screening process included:

•	identifying companies with one-year growth potential;

•	performing a thorough fundamental financial analysis; and

•	evaluating liquidity, market share and timeliness of purchase.

The common stocks chosen for the Global Communications Portfolio by the Sponsor based upon the recommendations of Trilogy are considered to be well positioned to benefit from:

•	advances in communications technology;

•	increased demand for communications products and services;

•	global expansion of communications services (especially from privatization of government-owned facilities); and

•	U.S. legislation enabling telephone companies, cable providers and others to offer multi-service packages.

Both Portfolios—There is, of course, no assurance that any of the Securities in the Trusts will appreciate in value, and indeed any or all of the Securities may depreciate in value at any time in the future. See Risk Factors.

The results of ownership of Units will differ from the results of ownership of the underlying Securities of the Trusts for various reasons, including:

•	sales charges and expenses of a Trust,

•	the Portfolios may not be fully invested at all times,

•	the stocks may be purchased or sold at prices different from the closing price used to determine each Trust’s net asset value, and

•	not all stocks may be weighted in the initial proportions at all times.

Additionally, results of ownership to different Holders will vary depending on the net asset value of the underlying Securities on the days Holders bought and sold their Units. Of course, any purchaser of securities, including Units, will have to pay sales charges or commissions, which will reduce his total return.

Total returns and/or average annualized returns for various periods of previous series of the Trusts may be included from time to time in advertisements and sales literature. Trust performance may be compared to performance of the S&P 500 Composite Stock Index, the Russell 1000 Technology Index, the Philadelphia Wireless Telecom Index, the Amex North American Telecom Index, the Pacific High Tech Index or other indexes. As with other performance data, performance comparisons should not be considered representative of a Trust’s relative performance for any future period. Advertising and sales literature for the Trusts may also include excerpts from the Sponsor’s research reports on one or more of the stocks in the Trusts, including a brief description of its industry group, and the basis on which the stock was selected.

All of the domestic Securities are publicly traded either on a stock exchange or in the over-the-counter market. Most of the contracts to purchase Securities deposited initially in each of the Trusts are expected to settle in three business days, in the ordinary manner for such Securities. Any foreign Securities are publicly traded on a variety of foreign stock exchanges. Settlement of contracts for foreign Securities varies by country and may take place prior to the settlement of purchase of Units on the Initial Date of Deposit.

Each of the Trusts consists of such Securities as may continue to be held from time to time in that Trust and any additional and replacement Securities and any money market instruments acquired and held by such Trust pursuant to the provisions of the Indenture (including the provisions with respect to the deposit into the Trusts of Securities in connection with the sale of additional Units to the public) together with undistributed income therefrom and undistributed and uninvested cash realized from the disposition of Securities. (See Administration of the Trusts—Accounts and Distributions; Trust Supervision.) The Indenture authorizes, but does not require, the Trustee to invest the net proceeds of the sale of any Securities in eligible money market instruments to the extent that the proceeds are not required for the redemption of Units. Any money market instruments acquired by a Trust must be held until maturity and must mature no later than the next Distribution Day and the proceeds distributed to Holders at that time. If sufficient Securities are not available at what the Sponsor considers a reasonable price, excess cash received on the creation of Units may be held in an interest-bearing account with the Trustee until that cash can be invested in Securities.

Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, should any contract deposited hereunder (or to be deposited in connection with the sale of additional Units) fail, the Sponsor shall, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed under the Portfolio for the relevant Trust, unless substantially all of the monies held in such Trust to cover the purchase are reinvested in replacement Securities in accordance with the Indenture. (See Administration of the Trusts—Trust Supervision.)

Because certain of the Securities from time to time may be sold, or their percentage may be reduced under certain extraordinary circumstances described below, or because Securities may be distributed in redemption of Units, no assurance can be given that either of the Trusts will retain for any length of time its present size (see Redemption; Administration of the Trusts—Amendment and Termination). For Holders who do not redeem their Units, investments in Units of the Trust will be liquidated on the fixed date specified under Termination Date in the Summary of Essential Information, and may be liquidated sooner if the net asset value of a Trust falls below that specified under Minimum Value of Trust set forth in the Summary of Essential Information (see Risk Factors).

Income

There is no assurance that dividends on the Securities will be declared or paid in the future.

Record and Distribution Days for each of the Trusts are set forth under the Summary of Essential Information. Income distributions, if any, will be paid in cash, unless a Holder elects to reinvest his or her distributions in additional Units of the appropriate Trust, subject only to the remaining applicable Deferred Sales Charge deduction (see Reinvestment Plan). Because dividends on the Securities are not received by the Trusts at a constant rate throughout the year and because the issuers of the Securities may change the schedules or amounts or dividend payments, any distributions, whether reinvested or paid in cash, may be more or less than the amount of dividend income actually received by a Trust and credited to the income account established under the Indenture (the “Income Account”) as of the Record Day.

RISK FACTORS

Common Stock

An investment in Units entails certain risks associated with any investment in common stocks. For example, the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen and the value of the Securities, and therefore the value of the Units, may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including:

•	expectations regarding government economic, monetary and fiscal policies,

•	inflation and interest rates,

•	economic expansion or contraction, and

•	global or regional political, economic or banking crises.

The Sponsor’s buying and selling of the Securities, especially during the initial offering of Units of the Trusts or to satisfy redemptions of Units, may impact upon the value of the underlying Securities and the Units. The publication of the list of the Securities selected for the Trusts may also cause increased buying activity in certain of the stocks comprising each of the Portfolios. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these companies prior to the purchase of the Securities by the Trusts may cause the Trusts to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trusts.

Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally inferior to those of creditors or holders of debt obligations or preferred stocks of such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when, if, and in the amounts, declared by the issuer’s board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer’s board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stock.

Moreover, common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity, common stocks have neither a fixed principal amount nor a maturity, and have values which are subject to market fluctuations for as long as they remain outstanding.

Holders will be unable to dispose of any of the Securities in the Portfolios, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in each of the Trusts and will vote in accordance with the instructions of the Sponsor.

Dividends

The amount of dividends you receive depends on each particular issuer’s dividend policy, the financial condition of the companies and general economic conditions. Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. If dividends are insufficient to cover expenses, it is likely the Securities will have to be sold to meet Trust expenses. See Expenses and Charges — Payment of Expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

Fixed Portfolio

Investors should be aware that the Trusts are not “managed” and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the Portfolio of a Trust except under certain extraordinary circumstances. Investors should note in particular that the Securities were selected on the basis of the criteria set forth under Investment Concept and Selection Process and that the Trusts may continue to purchase or hold Securities originally selected though this process even though the evaluation of the attractiveness of the Securities may have changed. A number of the Securities in the Trusts may also be owned by other clients of the Sponsor. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trusts would be impermissible, such as to maximize return by taking advantage of market fluctuations. See Administration of the Trusts—Trust Supervision. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interest of the holders of the Units to do so.

Although each Portfolio is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trusts. The prices of single shares of each of the Securities in the Trusts vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks’ purchase price than as a percentage of the higher-price stocks’ purchase price.

Additional Securities

Investors should note that in connection with the issuance of additional Units during the Public Offering Period, the Sponsor may deposit cash (or a letter of credit in lieu of cash) with instructions to purchase Securities, additional Securities or contracts to purchase Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, among the number of shares of each Security in a Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trusts. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trusts. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder’s Units and the Income per Unit received by each of the Trusts.

Organization Costs

The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for each of the Trust’s organization costs will be purchased in the same proportionate relationship as all the Securities contained in the Trusts. Securities will be sold to reimburse the Sponsor for each of the Trusts’ organization costs after the completion of the initial public offering period, which is expected to be 90 days from the Initial Date of Deposit (a significantly shorter time period than the life of the Trusts). During the initial public offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for each of the Trusts’ organization costs, the Trustee will sell additional Securities to allow the Trusts to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount set forth under “Plus Estimated Organization Costs” in the Summary of Essential Information, this will result in a greater effective cost per Unit to Holders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in that Trust as existed prior to such sale.

Termination

A Trust may be terminated at any time and all outstanding Units liquidated if the net asset value of the Trust falls below 40% of the aggregate net asset value of that Trust at the completion of the initial public offering period. Investors should note that if the net asset value of a Trust should fall below the applicable minimum value, the Sponsor may then in its sole discretion terminate such Trust before the Termination Date specified in the Summary of Essential Information.

Communications Industry

The Global Communications Portfolio’s investments in securities of communications and telecommunications related companies present certain risks that may not exist to the same degree in other types of investments. Communications or telecommunications stock, like technology stocks, in general, tend to be relatively volatile as compared to other types of investments. Any such volatility will be reflected in the value of the Global Communications Portfolio’s Units. The technology and science areas may be subject to greater governmental regulation than many other areas and changes in governmental policies and the need for regulatory approvals may have a material adverse effect on these areas. Additionally, companies in these areas may be subject to risks of developing technologies, competitive pressures and other factors and are dependent upon consumer and business acceptance as new technologies evolve. Competitive pressures may have a significant effect on the financial condition of companies in the communications sector. For example, if technology continues to advance at an accelerated rate, and the number of companies and product offerings continues to expand, these companies could become increasingly sensitive to short product cycles and aggressive pricing. Further, companies in the communications industry spend heavily on research and development and are subject to the risk that their products or services may not prove commercially successful or may become obsolete quickly.

The Global Communications Portfolio will be susceptible to factors affecting the communications industry. The communications industry is subject to governmental regulation and the products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Global Communications Portfolio’s Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. In addition, federal communications laws regarding the cable television industry have recently been amended to eliminate government regulation of cable television rates where competition is present and allow rates to be dictated by market conditions. In the absence of competition, however, rates shall be regulated by federal and state governments to protect the interest of subscribers. Certain types of companies represented in the Global Communications Portfolio may be engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

While the Global Communications Portfolio may include securities of established suppliers of traditional communication products and services, this portfolio may invest in smaller communications companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such smaller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in more limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.

Certain companies whose securities are included in the Global Communications Portfolio are engaged in providing local, long-distance and wireless services, in the manufacture of telecommunications products and in a wide range of other activities including directory publishing, information systems and the operation of voice, data and video telecommunications networks.

Payment on common stocks of companies in the telecommunications industry, including local, long-distance and cellular service, the manufacture of telecommunications equipment, and other ancillary services, is generally dependent upon the amount and growth of customer demand, the level of rates permitted to be charged by regulatory authorities and the effects of inflation on the cost of providing services and the rate of technological innovation. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technology.

The domestic companies in the Global Communications Portfolio may consist of former government owned telecommunications systems that have been privatized in states. The Sponsor cannot predict whether such privatization will continue in the future or what, if any, effect this will have on the Global Communications Portfolio.

Foreign Securities

Each of the Trusts will hold Securities of non-U.S. issuers directly and/or through American

Depository Receipts (“ADRs”) or Global Depository Receipts (“GDRs”). There are certain risks involved in investing in securities of foreign companies, which are in addition to the usual risks inherent in United States investments. These risks include those resulting from:

•	fluctuations in currency exchange rates or revaluation of currencies,

•	future adverse political and economic developments and the possible imposition of currency exchange blockages or other foreign laws or restrictions,

•	reduced availability of public information concerning issuers, and

•	the lack of uniform accounting, auditing and financial reporting standards or other regulatory practices and requirements comparable to those applicable to domestic companies.

Moreover, securities of many foreign companies may be less liquid and their prices more volatile than those of securities of comparable domestic companies. In addition, with respect to certain foreign countries, there is the possibility of expropriation, nationalization, confiscatory taxation and limitations on the use of or removal of funds or other assets of the Trusts, including the withholding of dividends. Foreign securities and be subject to foreign government taxes that could reduce the yield on such securities. Since the Trusts may invest in securities quoted in currencies other than the United States dollar, changes in foreign currency exchange rates may adversely affect the value of foreign securities in the Portfolios and the net asset value of Units of each of the Trusts. Investment in foreign securities may also result in higher expenses due to the cost of converting foreign currency to United States dollars, the payment of fixed brokerage commissions on certain foreign exchanges, which generally are higher than commissions on domestic exchanges, and expenses relating to foreign custody.

In addition, for the foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, the Sponsor anticipates that adequate information will be available to allow the Sponsor to supervise the Portfolios as set forth in Administration of the Trusts — Trust Supervision.

On the basis of the best information available to the Sponsor at the present time, none of the Securities is subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from sale of, the Securities either because the particular jurisdictions have not adopted any currency regulations of this type or because the issues qualify for an exemption, or the Trusts, as an extraterritorial investor, has qualified its purchase of the Securities as exempt by following applicable “validation” or similar regulatory or exemptive procedures. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payments to the Trusts.

In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Portfolios and on the ability of the Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption (see Redemption).

Exchange Rate Fluctuation

In recent years, foreign exchange rates have fluctuated sharply. Income from foreign equity securities held by the Trusts, including those underlying any ADRs or GDRs held by a Trust, as well as the trade value of the securities themselves, would be payable in the currency of the country of their issuance. However, the Trusts will compute their income in United States dollars, and the computation of income will be made on the date of its receipt by a Trust at the foreign exchange rate in effect on that date. Therefore, if the value of the foreign currency falls relative to the United States dollar between receipt of the income or sale of the security and its conversion to United States dollars, the risk of such decline will be borne by Holders. In addition, the cost of converting such foreign currency to United States dollars would also reduce the return to the Holder.

Depository Shares and Receipts

American Depository Shares (“ADSs”), and receipts therefor (ADRs), are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. Global Depository Receipts are receipts, issued by foreign banks or trust companies, or foreign branches of U.S. banks, that represent an interest in shares of either a foreign or U.S. corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. Generally, ADSs and ADRs are designed for use in the United States securities markets. For purposes of this Prospectus the term ADRs generally includes ADSs.

Liquidity

Since sales of some of the Securities by each Trust will be effected largely in foreign securities markets, investors should realize that many of the Securities may be traded in foreign countries where the securities markets are not as developed or efficient as those of the United States. Foreign securities markets, although growing in volume, generally have substantially less volume than United States markets, and securities of many foreign companies are less liquid and their prices more volatile than securities of comparable U.S. companies. Fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. To the extent the liquidity of these foreign facilities markets becomes impaired, the ability of the Trusts to respond to a substantial volume of requests for redemption of Units received at or about the same time could be adversely affected. This might occur, for example, as a result of economic or political turmoil in a country in whose currency a Portfolio had a substantial portion of its assets invested, or should relations between the United States and such foreign country deteriorate markedly.

Whether or not the Securities are listed on a foreign or national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trusts may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of the Units will be adversely affected if trading markets for the Securities are limited or absent.

Legal Proceedings and Legislation

At any time after the Initial Date of Deposit, additional legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to any of the Securities in the Trusts or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trusts or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

PUBLIC SALE OF UNITS

Public Offering Price

The Public Offering Price of the Units for each of the Trusts is computed by adding the applicable initial sales charge to the net asset value per Unit of a Trust. The net asset value per Unit of a Trust is calculated by adding the combined market value of the Securities in that Trust (as determined by the Trustee) to any cash held to purchase Securities, and then dividing that sum by the number of Units of such Trust outstanding. The total sales charge (not including the Creation and Development Fee) consists of an initial sales charge and a deferred sales charge equal, in the aggregate, to a maximum charge of 2.40% of the Public Offering Price (2.459% of the net amount invested in Securities).

The initial sales charge is computed by deducting the deferred sales charge ($14.00 per 1,000 Units) from the aggregate sales charge of 2.40%. The initial sales charge on the Initial Date of Deposit is 1.00% of the Public Offering Price. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in a Trust. For example, the initial sales charge will exceed 1.00% if the Public Offering Price exceeds $1,000 per 1,000 Units and will be less than 1.00% if the Public Offering Price is less than $1,000 per 1,000 Units. The initial sales charge is deducted from the purchase price of a Unit at the time of purchase and paid to the Sponsor.

The deferred sales charge is a monthly charge of $3.50 per 1,000 Units and is accrued in four installments commencing on May 1, 2005, and will be charged to the Capital Account on the first day of each month thereafter through August 1, 2005. As a result of the deferred sales charge being a fixed dollar amount, if the Public Offering Price exceeds $1,000 per 1,000 Units, the deferred sales charge will be less than 1.40%, and if the Public Offering Price is less than $1,000 per 1,000 Units, the deferred sales charge will exceed 1.40%. If a Deferred Sales Charge Payment Date is not a business day, the payment will be charged to the Trust on the next business day. To the extent that the entire deferred sales charge of $14.00 per 1,000 Units has not been deducted at the time of repurchase or redemption of Units prior to August 1, 2005, any unpaid amount will be deducted from the proceeds or in calculating an in kind distribution. Units purchased pursuant to the Reinvestment Plan are not subject to the remaining applicable deferred sales charge deduction (see Reinvestment Plan).

Purchasers on September 14, 2004, (the first day Units will be available to the public) will be able to purchase Units at approximately $1.00 each (including the initial sales charge). To allow Units to be priced at approximately $1.00, the Units outstanding as of the Evaluation Time on September 14, 2004, (all of which are held by the Sponsor) will be split (or split in reverse). The Public Offering Price on any subsequent date will vary from the Public Offering Price on the date of the initial Prospectus (set forth under Investment Summary) in accordance with fluctuations in the aggregate value of the underlying Securities. Units will be sold to investors at the Public Offering Price next determined after receipt of the investor’s purchase order. A proportionate share of the amount in the Income Account (described under Administration of the Trusts—Accounts and Distributions) on the date of delivery of the Units to the purchaser is added to the Public Offering Price.

The initial sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least 50,000 Units. Sales charges are as follows:

	Initial Sales Charge		Maximum Dollar Amount Deferred Per 1,000 Units
Number of Units*	Percent of Offering Price	Percent of Net Amount Invested
Fewer than 50,000	1.00%	1.010%	$14.00
50,000 but less than 100,000.75		.758	14.00
100,000 but less than 250,000.25		.253	14.00
250,000 but less than 1,000,000	0	0	14.00

*	The reduced sales charge is also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for 1,000 Units, etc.

For purchases of at least 1,000,000 Units or $1,000,000 or more, the total sales charge will be 1.00% (or 1.010% of the net amount invested).

The above graduated sales charges will apply to all purchases on any one day by the same purchaser of Units in the amounts stated. Purchases of Units will not be aggregated with purchases of units of any other series of a unit investment trust sponsored by Citigroup Global Markets or Units received in exchange for units of Exchangeable Series, as defined below, which are not subject to any initial sales charge. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

Valuation of Securities by the Trustee is made as of the close of business on the New York Stock Exchange on each business day. Securities quoted on national stock exchange or Nasdaq National Market are valued at the closing sale price, or, if no closing sales price exists, at the mean between the closing bid and offer prices. Securities not so quoted are valued at the mean between bid and offer prices.

The holders of units of any outstanding unit investment trust (the “Exchangeable Series”) may exchange units of the Exchangeable Series for units of a Trust at their relative net asset values, subject only to the applicable deferred sales charge and the Creation and Development Fee. An exchange of Exchangeable Series units for Units of a Trust will generally be a taxable event. The exchange option described above will also be available to investors in an Exchangeable Series who elect to purchase Units of the Trust (if available) within 60 calendar days of their liquidation of units in the Exchangeable Series which were held through accounts of the Sponsor, or one of its affiliates. However, the exchange option described above will be available to holders of units of Trilogy Advisors Baby Boom Economy Portfolio, 2003 Series B and Trilogy Advisors Global Communications Portfolio, 2003 Series B (the “2003 Series”) who elect to reinvest their terminating distribution and purchase Units of the Trust (if available) within only 14 calendar days after the termination of the 2003 Series. The minimum purchase amount for Units of a Trust of $250 will be waived in connection with the exchange option, as well as in connection with the exchange and rollover privileges (see Exchange and Rollover Privileges). The Sponsor reserves the right to modify, suspend or terminate this exchange option at any time.

Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units pursuant to employee benefit plans, at a price equal to the aggregate value of the Securities in a Trust divided by the number of Units outstanding only subject to the applicable deferred sales charge. Sales to these plans involve less selling effort and expense than sales to employee groups of other companies. The initial sales charge and deferred sales charge will be waived for Units purchased by participants in the Asset OneSM Program.

Public Distribution

Units will be distributed to the public at the Public Offering Price through the Sponsor, as sole underwriter of the Trusts, and may also be distributed through dealers.

The Sponsor intends to qualify Units of each of the Trusts for sale in all states of the United States where qualification is deemed necessary through the Sponsor and dealers who are members of the National Association of Securities Dealers, Inc. Sales to dealers, if any, will initially be made at prices which represent a concession from the Public Offering Price per Unit to be established at the time of sale by the Sponsor.

The Sponsor may make payments for distribution and/or Holder servicing activities out of its past profits and other available sources. The Sponsor may also make payments for marketing, promotional or related expenses to dealers. The amount of these payments is determined by the Sponsor and may be substantial. Affiliates of the Sponsor may make similar payments under similar arrangements. These payments will not change the price that purchasers pay for Units of the Trust.

Underwriter’s and Sponsor’s Profits

The Sponsor, as sole underwriter, receives a gross underwriting commission equal to the initial sales charge of 1.00% of the Public Offering Price (subject to reduction on a graduated scale basis in the case of volume purchases, and subject to reduction for purchasers as described under Public Offering Price above) and the Deferred Sales Charge of $14.00 per 1,000 Units accrued in four monthly installments of $3.50.

On the Initial Date of Deposit, the Sponsor also realized a profit or loss on deposit of the Securities into each of the Trusts in the amount set forth under the Summary of Essential Information, which equals the difference between the cost of the Securities to the Trust (which is based on the aggregate value of the Securities on the Date of Deposit) and the Sponsor’s purchase price of such Securities. In the event that subsequent deposits are effected by the Sponsor with the deposit of Securities (as opposed to cash or a letter of credit) with respect to the sale of additional Units to the public, the Sponsor similarly may realize a profit or loss, which equals the difference between the cost of the Securities to the Trust (which is based on the aggregate value of the Securities on deposit) and the Sponsor’s purchase price of such Securities. The Sponsor also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence of the Public Offering Price received by the Sponsor for Units. Cash, if any, made available by buyers of Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor’s business and may be of benefit to the Sponsor.

The Sponsor also receives an annual fee at the maximum rate of $.60 per 1,000 Units for the administrative and other services which it provides during the life of the Trusts (see Expenses and Charges—Fees). The Sponsor has not participated as sole underwriter or manager or member of any underwriting syndicate from which any of the Securities in the Portfolios on the Initial Date of Deposit were acquired, except as indicated under the Portfolios.

In maintaining a market for the Units (see Market for Units), the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units (based on the aggregate value of the Securities) and the prices at which it resells such Units (which include the sales charge) or the prices at which the Securities are sold after it redeems such Units, as the case may be.

Creation and Development Fee

The Sponsor will receive a creation and development fee of $3.50 per 1,000 Units (the “Creation and Development Fee”) and will be payable from the assets of a Trust as of the close of the initial public offering period. This fee, which has historically been included in the gross sales fee, compensates the Sponsor for the creation and development of the Trusts, including the determination of each of the Trusts’ objectives and policies and portfolio composition and size, and selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts. Upon a repurchase, redemption or exchange of units before the close of the initial public offering period, the Creation and Development Fee will not be deducted from the proceeds.

MARKET FOR UNITS

While the Sponsor is not obligated to do so, its intention is to maintain a market for Units and offer continuously to purchase Units from the Initial Date of Deposit at prices, subject to change at any time, which will be computed by adding:

•	the aggregate value of Securities in a Trust,

•	amounts in a Trust, including dividends receivable on stocks trading ex-dividend, and

•	all other assets in a Trust.

Deducting therefrom the sum of:

•	taxes or other governmental charges against the Trust not previously deducted,

•	accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to a Trust and certain other expenses, and

•	amounts for distribution to Holders of record as of a date prior to the evaluation.

The result of the above computation is divided by the number of Units outstanding as of the date of computation. The Sponsor may discontinue purchases of Units if the supply of Units exceeds demand or for any other business reason. The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolios or of the Units. On any given day, however, the price offered by the Sponsor for the purchase of Units shall be an amount not less than the Redemption Price per Unit, based on the aggregate value of Securities in a Trust on the date on which the Units of the Trust are tendered for redemption (see Redemption).

The Sponsor may, of course, redeem any Units it has purchased in the secondary market to the extent that it determines that it is undesirable to continue to hold such Units in its inventory. Factors which the Sponsor will consider in making such a determination will include the number of units of all series of unit trusts which it has in its inventory, the saleability of such units and its estimate of the time required to sell such units and general market conditions. For a description of certain consequences of such redemption for the remaining Holders, see Redemption.

REDEMPTION

Units may be redeemed by the Trustee at its corporate trust office upon payment of any relevant tax without any other fee, accompanied by a written instrument or instruments of transfer with the signature guaranteed by a national bank or trust company, a member firm of any of the New York, Midwest or Pacific Stock Exchanges, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions (see Administration of the Trusts—Accounts and Distribution). The Securities to be sold will be selected by the Trustee from those designated on the current list provided by the Sponsor for this purpose. After the initial public offering period, the Redemption Price per Unit will be reduced to reflect the estimated cost of liquidating securities to meet redemptions. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for a Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be a sufficient number of shares to obtain institutional rates of brokerage commissions (generally between 1,000 and 5,000 shares).

The Trustee will redeem Units “in kind.” Thus, a Holder will be able (except during a period described in the last paragraph under this heading), not later than the seventh calendar day following such tender (or if the seventh calendar day is not a business day, on the first business day prior thereto), to receive in kind an amount per Unit equal to the Redemption Price per Unit (computed as described in Redemption—Computation of Redemption Price per Unit) as determined as of the day of tender. The Redemption Price per Unit for in kind distributions (the “In Kind Distribution”) will take the form of the distribution of whole and fractional shares of each of the Securities in the amounts and the appropriate proportions represented by the fractional undivided interest in a Trust of the Units tendered for redemption (based upon the Redemption Price per Unit).

In Kind Distributions on redemption will be held by The Bank of New York, as Distribution Agent, for the account, and for disposition in accordance with the instructions of, the tendering Holder as follows:

(a)  The Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender and remit to the Holder not later than seven calendar days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale unless the tendering Unit Holder requests a distribution of the Securities as set forth in paragraph (b) below. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales. Since these proceeds will be net of brokerage commissions, Holders who wish to receive cash for their Units should always offer them for sale to the Sponsor in the secondary market before seeking redemption by the Trustee. The Trustee may offer Units tendered for redemption and cash liquidation to it to the Sponsor on behalf of any Holder to obtain this more favorable price for the Holder.

(b)  If the tendering Holder requests an In Kind Distribution and tenders Units with a value in excess of $250,000, the Distribution Agent (or the Sponsor acting on behalf of the Distribution Agent) shall sell any portion of the In Kind Distribution represented by fractional interests in accordance with the foregoing and distribute net cash proceeds to the tendering Holder together with certificates representing whole shares of each of the Securities that comprise the In Kind Distribution. (The Trustee may, however, offer the Sponsor the opportunity to purchase the tendered Units in exchange for the numbers of shares of each Security and cash, if any, which the Holder is entitled to receive. The tax consequences to the Holder would be identical in either case.)

The $250,000 threshold will not apply to redemptions in kind at the termination of a Trust. Holders who wish to receive an In Kind Distribution at the termination of a Trust must give notice of such election at least 10 business days prior to the Termination Date set forth in the Summary of Essential Information.

Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available (an explanation of such Account is set forth under Administration of the Trusts—Accounts and Distributions). In addition, in implementing the redemption procedures described above, the Trustee and the Distribution Agent shall make any adjustments necessary to reflect differences between the Redemption Price of the Units and the value of the In Kind Distribution as of the date of tender. To the extent that Securities are distributed in kind, the size of that Trust will be reduced.

A Holder may tender Units for redemption on any weekday (a “Tender Day”) which is not one of the following: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day (observed), Independence Day, Labor Day,

Thanksgiving or Christmas. The right of redemption may be suspended and payment postponed for any period, determined by the Securities and Exchange Commission (“SEC”), (1) during which the New York Stock Exchange is closed other than for customary weekend and holiday closings, (2) during which the trading on that Exchange is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable or (3) for such periods as the SEC may by order permit.

Computation of Redemption Price Per Unit

Redemption Price per Unit is computed by the Trustee as of the Evaluation Time on each June 30 and December 31 (or the last business day prior thereto), as of the Evaluation Time next following the tender of any Unit for redemption on any Tender Day, and on any other business day desired by the Trustee or the Sponsor, by adding (1) the aggregate value of the Securities determined by the Trustee, (2) amounts in the Trust including dividends receivable on stocks trading ex-dividend (with appropriate adjustments to reflect monthly distributions made to Holders) and (3) all other assets in a Trust; deducting therefrom the sum of (a) taxes or other governmental charges against the Trust not previously deducted, (b) accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses and (c) amounts for distribution to Holders of record as of a date prior to the evaluation; and dividing the result of such computation by the number of Units outstanding as of the date thereof. As of the close of the initial public offering period the Redemption Price per 1,000 Units will be reduced to reflect the payment of the per 1,000 Unit organization costs to the Sponsor. Therefore, the amount of the Redemption Price per 1,000 Units received by a Holder will include the portion representing organization costs only when such Units are tendered for redemption prior to the close of the initial public offering period.

The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: if the Securities are listed on a national securities exchange or Nasdaq National Market System, or a foreign securities exchange, such evaluation shall generally be based on the closing sale price on such exchange or, if there is no closing sale price on such exchange, at the mean between the closing offering and bid side evaluation (unless the Sponsor or Trustee deems any such price inappropriate as a basis for evaluation). If the Securities are not so listed or, if so listed and the principal market therefor is other than on such exchange, such evaluation shall generally be made by the Trustee in good faith based at the mean between current bid and offer prices on the over-the-counter market (unless the Trustee deems such mean inappropriate as a basis for evaluation) or, if bid and offer prices are not available, (1) on the basis of the mean between current bid and offer prices for comparable securities, (2) by the Trustee’s appraising the value of the Securities in good faith at the mean between the bid side and the offer side of the market or (3) by any combination thereof.

A redemption (other than an In Kind Distribution) is a taxable event and may result in capital gain income or loss to the Holder. See Taxes.

EXPENSES AND CHARGES

Initial Expenses — Investors will reimburse the Sponsor on a per 1,000 Units basis, for all or a portion of the estimated costs incurred in organizing the Trusts including the cost of the initial preparation, printing and execution of the registration statement and the indenture, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket costs. The estimated organization costs will be paid from the assets of a Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the expenses incurred in establishing the Trusts, as well as advertising and selling expenses, will be paid by the Sponsor at no cost to the Trusts.

Fees — The Trustee’s and Sponsor’s fees are set forth under Summary of Essential Information. The Trustee receives for its services as Trustee and Distribution Agent payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee’s fee (in respect of services as Trustee), payable monthly, is based on the largest number of Units outstanding for that Trust during the preceding month. Certain regular and recurring expenses of a Trust, including certain mailing and printing expenses, are borne by that Trust. The Trustee receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture. The Sponsor’s fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year.

The Sponsor’s fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services for a Trust, but at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Salomon Smith Barney Unit Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trusts in amounts not exceeding its cost of providing those services.

The fees of the Trustee and Sponsor may be increased without approval of Holders in proportion to increases under the classification “All Services Less Rent” in the Consumer Price Index published by the United States Department of Labor.

The estimated expenses set forth in the Fee Table do not include the brokerage commissions payable by the Trusts in purchasing and selling Securities. The Portfolio Consultants receive a licensing fee from the Trusts in the amount set forth under Summary of Essential Information.

Other Charges — These include: (1) fees of the Trustee for extraordinary services (for example, making distributions due to failure of contracts for Securities), (2) expenses of the Trustee incurred for the benefit of a Trust (including legal and auditing expenses) and expenses of counsel designated by the Sponsor, (3) various governmental charges and fees and expenses for maintaining the Trusts’ registration statement current with federal and state authorities, (4) expenses and costs of action taken by the Sponsor, in its discretion, or the Trustee, in its discretion, to protect a Trust and the rights and interests of Holders (for example, expenses in exercising the Trusts’ rights under the underlying Securities), (5) indemnification of the Trustee for any losses, liabilities and expenses incurred without gross negligence, bad faith or willful misconduct on its part, (6) indemnification of the Sponsor for any losses, liabilities and expenses incurred without gross negligence, bad faith, willful misconduct or reckless disregard of their duties and (7) expenditures incurred in contacting Holders upon termination of a Trust. The amounts of these charges and fees are secured by a lien on each of the Trusts.

Payment of Expenses — Funds necessary for the payment of the above fees, as well as the Creation and Development Fee, will be obtained in the following manner: (1) first, by deductions from the Income Accounts (see below); (2) to the extent the Income Account funds are insufficient, by distribution from the Capital Accounts (see below) (which will reduce distributions from the Accounts); and (3) to the extent the Income and Capital Accounts are insufficient, by selling Securities from the applicable Portfolio and using the proceeds to pay the expenses. The Sponsor may also direct the Trustee to defer payment of certain expenses, including the Deferred Sales Charge and the Creation and Development Fee, in which case sales for such payment will be deferred. Holders will be at risk of market fluctuations in the Securities with respect to such deferred payments from the accrual dates of such payments to the date of actual sale of Securities to satisfy these liabilities. Each of these methods of payment will result in a reduction of the net asset value of the Units. Payment of the Deferred Sales Charge will be made in the manner described under Administration of the Trusts — Accounts and Distributions below.

Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable (see Description of the Trusts — Risk Factors), the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

ADMINISTRATION OF THE TRUSTS

Records

The Trustee keeps records of the transactions of a Trust at its unit investment trust office including names, addresses and holdings of all Holders of record, a current list of the Securities and a copy of the Indenture. Such records are available to Holders for inspection at reasonable times during business hours.

Accounts and Distributions

Dividends payable to a Trust are credited by the Trustee to an Income Account, as of the date on which that Trust is entitled to receive such dividends as a holder of record of the Securities. All other receipts (i.e., return of capital, stock dividends, if any, and gains) will be credited by the Trustee to a Capital Account. If a Holder receives his or her distribution in cash, any income distribution for the Holder as of each Record Day will be made on the following Distribution Day or shortly thereafter and shall consist of an amount equal to the Holder’s pro rata share of the distributable balance in the Income Account as of such Record Day, after deducting estimated expenses. The first distribution for persons who purchase Units between a Record Day and a Distribution Day will be made on the second Distribution Day following their purchase of Units. In addition, amounts from the Capital Account may be distributed from time to time to Holders of Record. No distribution need be made from the Capital Account if the balance therein is less than an amount sufficient to distribute $5.00 per 1,000 Units. The Trustee may withdraw from the Income Account, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of a Trust. Funds held by the Trustee in the various accounts created under the Indenture do not bear interest. Distributions of amounts necessary to pay the Deferred Sales Charge will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors’ sales charge obligations. Although the Sponsor may collect the Deferred Sales Charge monthly, to keep Units more fully invested the Sponsor currently does not anticipate sales of Securities to pay the Deferred Sales Charge, as well as the Creation and Development Fee, until after the last Deferred Sales Charge Payment Date. Proceeds of the disposition of any Securities not used to pay the Deferred Sales Charge or to redeem Units will be held in the Capital Account and distributed on the Final Distribution upon termination of a Trust.

Purchases at Market Discount — Certain of the shareholder dividend reinvestment, stock purchase or similar plans maintained by issuers of the Securities offer shares pursuant to such plans at a discount from market value. Subject to any applicable regulations and plan restrictions, the Sponsor intends to direct the Trustee to participate in any such plans to the greatest extent possible taking into account the Securities held by a Trust in the issuers offering such plans. In such event, the Indenture requires that the Trustee forthwith distribute in kind to the Distribution Agent the Securities received upon any such reinvestment to be held for the accounts of the Holders in proportion to their respective interests in a Trust. It is anticipated that Securities so distributed shall immediately be sold. Therefore, the cash received upon such sale, after deducting sales commissions and transfer taxes, if any, will be used for cash distributions to Holders.

The Trustee will follow a policy that it will place securities transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in the Trusts are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor or any of its affiliates may act as brokers therein if the Trustee expects thereby to obtain the most favorable prices and execution. The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

Trust Supervision

Each of the Trusts is a unit investment trust which normally follows a buy and hold investment strategy and is not actively managed. Therefore, the adverse financial condition of an issuer will not necessarily require the sale of its Securities from a Portfolio. However, each Portfolio is regularly reviewed. Traditional methods of investment management for a managed fund (such as a mutual fund) typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. However, while it is the intention of the Sponsor to continue a Trust’s investment in the Securities in the original proportions, it has the power but not the obligation, to direct the disposition of the Securities upon certain circumstances described in the Indenture, including: institution of certain legal proceedings enjoining or impeding the declaration or payment of anticipated dividends; default under certain documents adversely affecting future declaration or payment of anticipated dividends or actual default on any outstanding security of the issuer; a substantial decline in price or the occurrence of materially adverse credit factors that, in the opinion of the Sponsor, would make the retention of the Securities detrimental to the interests of the Holders; or a public tender offer, merger or acquisition affecting the Securities that, in the opinion of the Sponsor, would make the sale of the Securities in the best interests of the Holders. Further, a Trust will likely continue to hold a Security and purchase additional shares even if its issuer is no longer recommended by the Portfolio Consultant. The Sponsor is authorized under the Indenture to direct the Trustee to invest the proceeds of any sale of Securities not required for redemption of Units in eligible money market instruments having fixed final maturity dates no later than the next Distribution Day (at which time the proceeds from the maturity of said instrument shall be distributed to Holders) which are selected by the Sponsor and which will include only the following instruments:

(i)  Negotiable certificates of deposit or time deposits of domestic banks which are members of the Federal Deposit Insurance Corporation and which have, together with their branches or subsidiaries, more than $2 billion in total assets, except that certificates of deposit or time deposits of smaller domestic banks may be held provided the deposit does not exceed the insurance coverage on the instrument (which currently is $100,000), and provided further that a Trust’s aggregate holding of certificates of deposit or time deposits issued by the Trustee may not exceed the insurance coverage of such obligations and (ii) U.S. treasury notes or bills.

In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interest of the Holders of the Units to do so. In addition, the Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new Securities in exchange or substitution for any Securities except that the Sponsor may instruct the Trustee to accept or reject such an offer to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer failed to declare or pay anticipated dividends with respect to such Securities or (2) in the written opinion of the Sponsor the issuer will probably fail to declare or pay anticipated dividends with respect to such Securities in the reasonably foreseeable future. Any Securities so received in exchange or substitution shall be sold unless the Sponsor directs that they be held by the Trustee subject to the terms and conditions of the Indenture to the same extent as Securities originally deposited thereunder. If a Security is eliminated from a Portfolio and no replacement security is acquired, the Trustee shall within a reasonable period of time thereafter notify Holders of that Trust of the sale of the Security. Except as stated in this and the following paragraphs, a Trust may not acquire any securities other than (1) the Securities and (2) securities resulting from stock dividends, stock splits and other capital changes of the issuers of the Securities.

The Sponsor is authorized to direct the Trustee to acquire replacement Securities (“Replacement Securities”) to replace any Securities for which purchase contracts have failed (“Failed Securities”), or, in connection with the deposit of Additional Securities, when Securities of an issue originally deposited are unavailable at the time of subsequent deposit, as described more fully below. Replacement Securities that are replacing Failed Securities will be deposited into a Trust within 110 days of the date of deposit of the contracts that have failed at a purchase price that does not exceed the amount of funds reserved for the purchase of Failed Securities. The Replacement Securities shall satisfy certain conditions specified in the Indenture including, among other conditions, requirements that the Replacement Securities shall be publicly-traded common stocks; shall be issued by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law); shall not result in more than 10% of a Trust consisting of securities of a single issuer (or of two or more issuers which are Affiliated Persons as this term is defined in the Investment Company Act of 1940) which are not registered and are not being registered under the Securities Act of 1933 or result in a Trust owning more than 50% of any single issue which has been registered under the Securities Act of 1933; and shall have, in the opinion of the Sponsor, characteristics sufficiently similar to the characteristics of the other Securities in that Trust as to be acceptable for acquisition by such Trust. Whenever a Replacement Security has been acquired for a Trust, the Trustee shall, on the next Distribution Day that is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to that Trust of the Failed Security exceeded the cost of the Replacement Security. If Replacement Securities are not acquired, the Sponsor will, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed under the Portfolios plus income attributable to the Failed Security. Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities received in a non-taxable stock dividend or stock split, shall be retained or disposed of by the Trustee as provided in the Indenture. The proceeds of any disposition shall be credited to the Income or Capital Account of a Trust.

The Indenture also authorizes the Sponsor to increase the size and number of Units of a Trust by the deposit of cash (or a letter of credit) with instructions to purchase Additional Securities, contracts to purchase Additional Securities, or Additional Securities in exchange for the corresponding number of additional Units during the 90-day period subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit (the “Original Proportionate Relationship”) is maintained to the extent practicable. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the original proportionate relationship among the number of shares of each Security comprising that Portfolio at the end of the initial 90-day period.

With respect to deposits of cash (or a letter of credit) with instructions to purchase Additional Securities, Additional Securities or contracts to purchase Additional Securities, in connection with creating additional Units of a Trust during the 90-day period following the Initial Date of Deposit, the Sponsor may specify minimum amounts of Additional Securities to be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the Original Proportionate Relationship. If Securities of an issue originally deposited are unavailable at the time of subsequent deposit or cannot be purchased at reasonable prices or their purchase is prohibited or restricted by law, regulation or policies applicable to the Trusts or the Sponsor, the Sponsor may (1) deposit cash or a letter of credit with instructions to purchase the Security when practicable (provided that it becomes available within 110 days after the Initial Date of Deposit), (2) deposit (or instruct the Trustee to purchase) Securities of one or more other issues originally deposited or (3) deposit (or instruct the Trustee to purchase) a Replacement Security that will meet the conditions described above. Any funds held to acquire Additional or Replacement Securities which have not been used to purchase Securities at the end of the 90-day period beginning with the Initial Date of Deposit, shall be used to purchase Securities as described above or shall be distributed to Holders together with the attributable sales charge.

Reports to Holders

The Trustee will furnish Holders with each distribution a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within sixty days following the Termination Date, the Trustee will furnish to each person who at any time during the term of the Trust was a Holder of record of a Trust a statement for that Trust (1) as to the Income Account: income received; deductions for applicable taxes and for fees and expenses of the Trustee and counsel, and certain other expenses; amounts paid in connection with redemptions of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount per Unit outstanding on the Termination Date; (2) as to the Capital Account: the disposition of any Securities (other than pursuant to In Kind Distributions) and the net proceeds received therefrom; the results of In Kind Distributions in connection with redemption of Units; deductions for payment of applicable taxes and for fees and expenses of the Trustee and counsel and certain other expenses, to the extent that the Income Account is insufficient, and the balance remaining after such distribution and deductions, expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the Termination Date; (3) a list of the Securities held and the number of Units outstanding on the Termination Date; (4) the Redemption Price per Unit based upon the last computation thereof made during the term of the Trust; and (5) amounts actually distributed during the term of the Trust from the Income Account expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the record dates for such distributions.

In order to enable them to comply with federal and state tax reporting requirements, Holders will be furnished with evaluations of Securities upon request to the Trustee.

Book-Entry Units

Ownership of Units of each of the Trusts will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form either at Depository Trust Company (“DTC”) through an investor’s broker’s account or through registration of the Units on the books of the Trustee. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor’s DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in a Trust will be made in book-entry form through DTC or the Trustee. Ownership and transfer of Units will be evidenced and accomplished by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Holder. Holders must sign such written request exactly as their names appear on the records of a Trust. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

Amendment and Termination

The Sponsor may amend an Indenture, with the consent of the Trustee but without the consent of any of the Holders, (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (2) to change any provision thereof as may be required by the SEC or any successor governmental agency and (3) to make such other provisions as shall not materially adversely affect the interest of the Holders (as determined in good faith by the Sponsor). The Indenture may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the Holders of 51% of the Units, provided that no such amendment or waiver will reduce the interest in a Trust of any Holder without the consent of such Holder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Holders.

An Indenture will terminate upon the earlier of the disposition of the last Security held thereunder or the Termination Date specified under Summary of Essential Information. However, the Sponsor may extend the Termination Date for a period of no longer than 30 days without giving notice to the Holders. The Indenture may also be terminated by the Sponsor if the value of a Trust is less than the minimum value set forth under Summary of Essential Information (as described under Description of the Trusts — Risk Factors) and may be terminated at any time by written instrument executed by the Sponsor and consented to by Holders of 51% of the Units. The Trustee shall deliver written notice of any early termination to each Holder of record of that Trust within a reasonable period of time prior to such termination. Holders may, by written notice to the Trustee at least ten days prior to termination, elect to receive an In Kind Distribution of their pro rata share of the Securities remaining in that Portfolio upon termination (net of their applicable share of expenses). Within a reasonable period of time after such termination, the Trustee must sell all of the Securities then held and distribute to each remaining Holder, after deductions of accrued and unpaid fees, taxes and governmental and other charges, such Holder’s interest in the Income and Capital Accounts. Such distribution will normally be made by mailing a check in the amount of each Holder’s interest in such accounts to the address of such nominee Holder appearing on the record books of the Trustee.

EXCHANGE AND ROLLOVER PRIVILEGES

Holders may exchange their Units of a Trust into units of any then outstanding series of Equity Focus Trusts—Baby Boom Economy Series or Global Communications Series, respectively (an “Exchange Series”) at their relative net asset values, subject only to the remaining deferred sales charge (as disclosed in the prospectus for the Exchange Series). The exchange option described above will also be available to investors in a Trust who elect to purchase units of an Exchange Series within the number of days of their liquidation of Units in that Trust as disclosed in the prospectus for the Exchange Series.

Holders who affirmatively notify the Trustee by the Rollover Notification Date set forth in the Summary of Essential Information may reinvest their terminating distributions into units of a subsequent series of Equity Focus Trusts—Baby Boom Economy Series or Global Communications Series, respectively (the “New Series”) provided one is offered. In the event the Sponsor determines that such a redemption and subsequent investment in a New Series by a Holder may be effected under applicable law in a manner that will not result in the recognition of gain or loss for U.S. federal income tax purposes with respect to any Securities that are included in the portfolio of the New Series, Holders will be notified prior to the Rollover Notification Date of the procedures and process necessary to facilitate such tax treatment. Such purchaser may be entitled to a reduced sales load (as disclosed in the prospectus for the New Series) upon the purchase of units of the New Series. Holders who decide not to rollover their proceeds will receive a cash distribution or may elect to receive an In Kind Distribution, after a Trust terminates.

Under the exchange and rollover privilege, the Sponsor’s repurchase price would be based upon the market value of the Securities in a Trust portfolio and units in the Exchange Series or New Series will be sold to the Holder at a price based on the aggregate market price of the securities in the portfolio of the Exchange Series or New Series. Holders will pay their share of any brokerage commissions on the sale of underlying Securities when their Units are liquidated during the exchange or rollover. Exercise of the exchange or rollover privilege by Holders is subject to the following conditions: (i) the Sponsor must have units available of an Exchange Series or New Series during initial public offering or, if such period is completed, must be maintaining a secondary market in the units of the available Exchange Series or New Series and such units must be available in the Sponsor’s secondary market account at the time of the Holder’s elections; and (ii) exchange will be effected only in whole units. Holders will not be permitted to advance any funds in excess of their redemption in order to complete the exchange. Any excess proceeds received from the Holder for exchange will be remitted to such Holder.

Section 17(a) of the Investment Company Act of 1940 generally prohibits principal transactions between registered investment companies and their affiliates. Pursuant to an exemptive order issued by the SEC, each terminating Baby Boom Economy Series or Global Communications Series can sell duplicated securities directly to a New Series. The exemption will enable a Trust to eliminate commission costs on these transactions. The price for those securities transferred will be the closing sale price on the sale date on the national securities exchange where the securities are principally traded, as certified and confirmed by the Trustee.

It is expected that the terms of the Exchange Series or New Series will be substantially the same as the terms of the Trusts described in this Prospectus, and that similar reinvestment programs will be offered with respect to all subsequent series of the Trusts. The availability of these options do not constitute a solicitation of an offer to purchase units of an Exchange Series or a New Series or any other security. A Holder’s election to participate in either of these options will be treated as an indication of interest only. Holders should contact their financial professionals to find out what suitable Exchange or New Series is available and to obtain a prospectus. Holders may acquire units of those Series which are lawfully for sale in states where they reside and only those Exchange Series in which the Sponsor is maintaining a secondary market. At any time prior to the exchange by the Holder of units of an Exchange Series, or the purchase by a Holder of units of a New Series, such Holder may change its investment strategy and receive its terminating distribution. An election of the rollover option may not, and the exchange option will not, prevent the holder from recognizing taxable gain or loss (except in the case of loss, if and to the extent the Exchange or New Series, as the case may be, is treated as substantially identical to a Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Holders should consult their own tax advisers in this regard. The Sponsor reserves the right to modify, suspend or terminate either or both of these reinvestment privileges at any time.

REINVESTMENT PLAN

Distributions of income and/or principal, if any, on Units will be paid in cash. Pursuant to the Trusts’ “Reinvestment Plans,” Holders may elect to automatically reinvest their distributions into additional Units of the Trusts at no extra charge. If the Holder wishes to participate in the Reinvestment Plan, the Holder must notify his or her financial professional or the Trustee (dependent upon whether the Units are held in street name or directly in the name of the Holder, respectively), at least ten business days prior to the Distribution Day to which that election is to apply. The election may be modified or terminated by similar notice. Investors that rollover into the Trusts from prior series of Equity Focus Trusts, Trilogy Advisors Baby Boom Economy Portfolio or Trilogy Advisors Global Communications Portfolio (a “Prior Series”) and who participated in the Reinvestment Plan of such Prior Series when it terminated, will continue to have their distributions reinvested into additional Units of the Trusts until they elect otherwise.

Distributions being reinvested will be paid in cash to the Sponsor, who will use them to purchase Units of the Trusts at the Sponsor’s Repurchase Price (the net asset value per Unit without any sales charge) in effect at the close of business on the Distribution Day. These may be either previously issued Units repurchased by the Sponsor or newly issued Units created upon the deposit of additional Securities in the Trust (see Description of the Trust—Structure and Offering). Each participant will receive an account statement reflecting any purchase or sale of Units under the Reinvestment Plan.

The costs of the Reinvestment Plan will be borne by the Sponsor, at no cost to the Trust. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

RESIGNATION, REMOVAL AND LIMITATIONS ON LIABILITY

Trustee

The Trustee or any successor may resign upon notice to the Sponsor. The Trustee may be removed upon the direction of the Holders of 51% of the Units of a Trust at any time, or by the Sponsor without the consent of any of the Holders if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities. Such resignation or removal shall become effective upon the acceptance of appointment by the successor. In case of such resignation or removal the Sponsor is to use its best efforts to appoint a successor promptly and if upon resignation of the Trustee no successor has accepted appointment within thirty days after notification, the Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities, nor shall it be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Security. This provision, however, shall not protect the Trustee in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. In the event of the failure of the Sponsor to act, the Trustee may act under the Indenture and shall not be liable for any of these actions taken in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Sponsor

The Sponsor may resign at any time if a successor Sponsor is appointed by the Trustee in accordance with the Indenture. Any new Sponsor must have a minimum net worth of $2,000,000 and must serve at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC. If the Sponsor fails to perform its duties or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (1) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC, (2) terminate the Indenture and liquidate the Trust or (3) continue to act as Trustee without terminating the Indenture.

The Sponsor shall be under no liability to a Trust or to the Holders for taking any action or for refraining from taking any action in good faith or for errors in judgment and shall not be liable or responsible in any way for depreciation of any Security or Units or loss incurred in the sale of any Security or Units. This provision, however, shall not protect the Sponsor in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on its business and duly assumes all of its obligations under the Indentures and in such event it shall be relieved of all further liability under each Indenture.

TAXES

The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units by U.S. citizens and residents and corporations organized in the United States. The summary is limited to investors who hold the Units as “capital assets” (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986 (the “Code”), and does not address the tax consequences of Units held by dealers, financial institutions, insurance companies or anyone who holds Units as part of a hedge or straddle.

In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing law:

1.    The Trusts are not associations taxable as a corporation for federal income tax purposes, and income received by a Trust will be treated as income of the Holders in the manner set forth below.

2.    Each Holder will be considered the owner of a pro rata portion of each Security in a Trust under the grantor trust rules of Sections 671-679 of the Code. A taxable event will generally occur with respect to each Holder when a Trust disposes of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by such Holder. A Holder should determine its tax cost for each Security represented by its Units by allocating the total cost for its Units, including the sales charge, among the Securities in a Trust in which it holds Units (in proportion to the fair market values of those Securities on the date the Holder purchases its Units).

3.    A Holder will be considered to have received all of the dividends paid on its pro rata portion of each Security when such dividends are received by a Trust even if the Holder does not actually receive such distributions in the year received by that Trust, including if the Holder reinvests its dividend distributions pursuant to the Reinvestment Plan. An individual Holder who itemizes deductions will be entitled to deduct its pro rata share of fees and expenses paid by a Trust, but only to the extent that this amount together with the Holder’s other miscellaneous deductions exceeds 2% of its adjusted gross income. The deduction of fees and expenses is subject to limitations for individuals with incomes in excess of certain thresholds.

4.    Under the income tax laws of the State and City of New York, the Trusts are not associations taxable as a corporation and are not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Holder who is a New York resident, however, a pro rata portion of all or part of the income of a Trust will be treated as income of the Holder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

A Holder’s pro rata portion of dividends paid with respect to a Security held by a Trust is generally taxable as dividend income to the extent of the issuing corporation’s current or accumulated earnings and profits. A Holder’s pro rata portion of dividends paid on such Security that exceed such current or accumulated earnings and profits will first reduce the Holder’s tax basis in such Security, and to the extent that such dividends exceed the Holder’s tax basis will generally be treated as capital gain. Qualifying dividends distributed by corporations to individuals may be taxed at a maximum rate of 15% if certain holdings periods are met.

A corporate Holder will generally be entitled to a 70% dividends-received deduction with respect to its pro rata portion of dividends received by a Trust from a domestic corporation or from a qualifying foreign corporation in the same manner as if such corporate Holder directly owned the Securities paying such dividends. However, a corporate Holder should be aware that the Code imposes additional limitations on the eligibility of dividends for the 70% dividends-received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days during the 90-day period beginning on the date that is 45 days before the date on which the stock becomes ex-dividend. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. The dividends-received deduction is not available to “Subchapter S” corporations and certain other corporations, and is not available for purposes of special taxes such as the accumulated earnings tax and the personal holding company tax. Congress from time to time considers proposals to reduce this deduction.

A Holder’s gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital gain and will be long-term if the Holder has held its Units (and that Trust has held the Securities) for more than one year. Capital gains realized by corporations are generally taxed at the same rates applicable to ordinary income. Individual Holders who realize long-term capital gains with respect to Units held for more than one year may be subject to a reduced tax rate of 15% on such gains (5% if the individual Holder is, and would be after accounting for such gains, eligible for the 10% or

15% tax bracket for ordinary income), rather than the “regular” maximum tax rate of 35% on ordinary income. Tax rates may increase prior to the time when Holders may realize gains from the sale, exchange or redemption of the Units or Securities. Under federal legislation that took effect in 2003, certain rates of tax on personal income are reduced and certain income thresholds for rates to apply are changed, including some of the rates and brackets above. However, several such legislative changes are temporary and are scheduled to revert to prior law in several years. Holders should consult their tax advisors on the impact such tax reductions will have on them.

A Holder’s loss, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital loss and will be long-term if the Holder has held its Units (and the Trust has held the Securities) for more than one year. Capital losses are generally deductible to the extent of capital gains; in addition, up to $3,000 of capital losses ($1,500 for married individuals filing separately) recognized by non-corporate Holders may be deducted against ordinary income.

A pro rata distribution of Securities by the Trustee to a Holder (or to its agent, including the Distribution Agent) upon redemption of Units should not be a taxable event to the Holder or to other holders. The redeeming or exchanging Holder’s basis for such Securities should be equal to its basis for the same Securities (previously represented by its Units) prior to such redemption or exchange, and its holding period for such Securities should include the period during which it held its Units. However, a Holder will have a taxable gain or loss, which generally will be a capital gain or loss (except in the case of a dealer), when the Holder (or its agent, including the Distribution Agent) sells the Securities so received in redemption, when a redeeming or exchanging Holder receives cash in lieu of fractional shares, when the Holder sells its Units or when the Trustee sells the Securities from a Trust.

Each of the Trusts may hold Securities or ADRs of foreign corporations. For United States income tax purposes, a holder of ADRs is treated as though it were holding directly the shares of the foreign corporation represented by the ADRs. Dividends paid by foreign issuers generally will be subject to foreign withholding tax, which may entitle Holders to a foreign tax credit (or deduction) against their U.S. income tax liability, subject to the limitations applicable to the use of the foreign tax credit. Foreign taxes withheld on payments to a Trust may be greater than the amounts that would be withheld if the shares were held directly by a U.S. Holder. The Trusts will report as gross income earned by U.S. Holders their pro rata shares of such dividends, including their pro rata shares of any corresponding amounts of foreign tax withheld and their pro rata shares of any income or loss resulting from currency conversion transactions. Gains and losses attributable to increases or decreases in the value of foreign currencies in which such securities are denominated, or in which dividends are paid, will be treated as ordinary income or ordinary loss. Capital gains attributable to the Units or the underlying Securities may also be subject to taxes by certain of those jurisdictions.

The foregoing discussion relates only to the tax treatment of U.S. Holders with regard to federal and certain aspects of New York State and City income taxes. Holders that are not U.S. citizens or residents and who are not engaged in a trade or business in the United States (“Foreign Holders”) should be aware that dividend distributions from a Trust attributable to any dividends received by the Trust from domestic and certain foreign corporations will be subject to a U.S. withholding tax of 30%, or a lower income tax treaty rate, if applicable, and under certain circumstances gain from the disposition of Securities or Units may also be subject to federal income tax. However, it is expected that in general any gains from the sale of Units or Securities realized by Holders who are Foreign Holders will not be U.S. source income and will not be subject to any U.S.

withholding tax. In addition, Holders may also be subject to taxation in New York or in other jurisdictions (including a Foreign Holder’s country of residence) and should consult their own tax advisers in this regard.

* * *

After the end of each fiscal year for each of the Trusts, the respective Trustee will furnish to each Holder a statement containing information relating to the dividends received by that Trust, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale by the Trust of any Security), and the fees and expenses paid by that Trust. The Trustee will also furnish an information return to each Holder of such Trust and to the Internal Revenue Service.

Retirement Plans

Units of these Trusts may be suitable for purchase by Individual Retirement Accounts (“IRAs”), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income distributions received by each of the foregoing plans are exempt from federal taxation. All distributions from such plans (other than from certain IRAs known as “Roth IRAs”) are generally treated as ordinary income but may be eligible for tax-deferred rollover treatment and, in very limited cases, special 10 year averaging. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions from the Trusts. Investors considering investment in a Trust through any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan.

In addition, before investing in a Trust, the trustee, investment manager or other responsible fiduciary of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is consistent with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including whether the investment is prudent taking into account the needs of the plan and all of the facts and circumstances of the investment in that Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed “plan assets” under ERISA and the Department of Labor regulations regarding the definition of “plan assets.”

MISCELLANEOUS

Trustee

The name and address of the Trustee are shown on the back cover of this prospectus. The Trustee is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trusts, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Securities, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Legal Opinion

The legality of the Units has been passed upon by Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor.

Independent Registered Public Accounting Firm

The Statements of Financial Condition and the Portfolios included in this Prospectus have been audited by KPMG LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and is so included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Sponsor

Citigroup Global Markets Inc. (“Citigroup Global Markets”), a New York corporation, was originally incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. On April 7, 2003, the name Salomon Smith Barney Inc. was changed to Citigroup Global Markets Inc. On September 1, 1998, Salomon Brothers, Inc. merged with and into Smith Barney Inc. (“Smith Barney”) with Smith Barney surviving the merger and changing its name to Salomon Smith Barney Inc. The merger of Salomon Brothers Inc. and Smith Barney followed the merger of their parent companies in November 1997. Citigroup Global Markets, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Citigroup Global Markets is an indirect wholly-owned subsidiary of Citigroup Inc. The Sponsor or an affiliate is investment adviser, principal underwriter or distributor of more than 60 open-end investment companies and investment manager of 12 closed-end investment companies. Citigroup Global Markets also sponsors all Series of Corporate Securities Trust, The Uncommon Values Trust, Government Securities Trust, Harris, Upham Tax-Exempt Fund and Tax Exempt Securities Trust, and acts as co-sponsor of most Series of Defined Asset Funds.

Portfolio Consultant

The Portfolio Consultant is Trilogy Advisors, LLC. The Portfolio Consultant will continue to monitor each of the Portfolios and will periodically report its findings and recommendations, if any, to the Sponsor. The Portfolio Consultant is not a sponsor of the either of Trusts.

EQUITY FOCUS TRUSTS

Trilogy Advisors Baby Boom Economy Portfolio, 2004 Series B

Trilogy Advisors Global Communications Portfolio, 2004 Series B

PROSPECTUS

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statements filed with the Securities and Exchange Commission, Washington, DC under the Securities Act of 1933 (file no. 333-116560) and the Investment Company Act of 1940 (file no. 811-3491), and to which reference is hereby made. Information may be reviewed and copied at the Commission’s Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies may be obtained from the SEC by:

•	electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov
•	visiting the SEC internet address: http://www.sec.gov
•	writing: Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, DC 20549-6009

Index		Sponsor: Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013 (212) 816-6000 Trustee: The Bank of New York 2 Hanson Place, 12th Floor Brooklyn, New York 11217 (877) 363-3613
Investment Summary	2
Summary of Essential Information	8
Report of Independent Registered Public Accounting Firm	10
Statements of Financial Condition	11
Portfolios	12
Description of the Trusts	18
Risk Factors	22
Public Sale of Units	28
Market for Units	31
Redemption	31
Expenses and Charges	33
Administration of the Trusts	35
Exchange and Rollover Privileges	40
Reinvestment Plan	41
Resignation, Removal and Limitations on Liability	41
Taxes	42
Miscellaneous	45

No person is authorized to give any information or to make any representations with respect to these Trusts not contained in this Prospectus and you should not rely on any other information. The Trusts are registered as unit investment trusts under the Investment Company Act of 1940. Such registration does not imply that the Trusts or any of their Units have been guaranteed, sponsored, recommended or approved by the United States or any other state or any agency or office thereof.

© 2004 Citigroup Global Markets Inc. Member NASD/SIPC. Smith Barney is a division and service mark of
Citigroup Global Markets Inc. and its affiliates and is used and registered throughout the world.
CITIGROUP and the Umbrella Device are trademarks and service marks of Citicorp or its affiliates and are
used and registered throughout the world.	48AA3597	UT6993

PART II

Additional Information Not Included in the Prospectus

A.     The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

SEC File or Identification Number
I.	Bonding Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration Statement on Form S-6 under the Securities Act of 1933:

	Citigroup Global Markets Inc.	2-55436

II.	Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

	Citigroup Global Markets Inc.	8-8177

III.	Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933 (Charter, By-Laws):

	Citigroup Global Markets Inc.	333-103725

IV.	Code of Ethics of the Depositor filed as an Exhibit to the Registration Statement on Form S-6 under the Securities Act of 1933:

	Citigroup Global Markets Inc.	333-102557
B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and the Trustee are as follows:
	Citigroup Global Markets Inc.	13-1912900
	The Bank of New York	13-5160382

Undertaking To File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

The facing sheet of Form S-6.

The Prospectus.

Additional Information not included in the Prospectus (Part II).

The Undertaking to File Reports.

The Signatures.

Written Consents as of the following persons:

KPMG LLP (included in Exhibit 5.1)

Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 3.1)

Trilogy Advisors, LLC (included in Exhibit 5.2)

The following exhibits:

To be filed with Amendment to Registration Statement.

1.1.1

—Form of Reference Trust Indenture (incorporated by reference to Exhibit 1.1.1 to Amendment No. 1 to the Registration Statement of Equity Focus Trusts, Strategic Series 2000-B, 10/A+ Portfolio, 1933 Act File No. 333-34712 filed on May 10, 2000).

2.1

—Form of Standard Terms and Conditions of Trust (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to the Registration Statement of Equity Focus Trusts, Global Research Selections, Series 2000-A, 1933 Act File No. 333-31514 filed on March 15, 2000).

*3.1	—Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings “Taxes” and “Miscellaneous—Legal Opinion” in the Prospectus.

*5.1	—Consent of KPMG LLP to the use of their name under the heading “Miscellaneous—Independent Registered Public Accounting Firm” in the Prospectus.

*5.2	—Consent of Trilogy Advisors, LLC to the use of their name in the Prospectus.

*  Filed herewith.

SIGNATURES

The registrant hereby identifies Equity Focus Trusts—Trilogy Advisors Baby Boom Economy Portfolio, 2001 Series A (Registration No. 333-61328) and Equity Focus Trusts—Global Communications Portfolio, 2001 Series B (Registration No. 333-63458) for the purposes of the representations required by Rule 487 and represents the following:

(1)  That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2)  That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this Registration Statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3)  That it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of New York and State of New York on the 14th day of September, 2004.

Signatures appear on page II-4.

The principal officers and a majority of the members of the Board of Directors of Citigroup Global Markets Inc. have signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such officers or directors.

CITIGROUP GLOBAL MARKETS UNIT TRUSTS

(Registrant)

CITIGROUP GLOBAL MARKETS INC.

(Depositor)

	By:	/S/ KEVIN KOPCZYNSKI
KEVIN KOPCZYNSKI (Authorized Signatory)

By the following persons*, who constitute the principal officers and a majority of the Board of Directors of Citigroup Global Markets Inc.:
Name	Title
ROBERT DRUSKIN	Chief Executive Officer, President, Chairman and Director
DERYCK C. MAUGHAN	Director
SALLIE KRAWCHECK	Director
CLIFF VERRON	Chief Financial Officer

	By:	/S/ KEVIN KOPCZYNSKI
KEVIN KOPCZYNSKI (Attorney-in-fact for the persons listed above)

*	Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-62533, 333-101236, 333-108493 and 333-112297.